Registration No. _______________



               SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

               ------------------------------------

                             FORM S-4
                      REGISTRATION STATEMENT
                             UNDER
                  THE SECURITIES ACT OF 1933

               ------------------------------------

                         LCNB Corp.
      (Exact name of issuer as specified in its Charter)

         Ohio                         31-1626393
(State of Incorporation)  (I.R.S. Employer Identification No.)

      P.O. Box 59, Lebanon, Ohio 45036, (513) 932-1414
  (Address, including zip code, and telephone number, including area code, of registrant's Principal Executive Offices)

                 ------------------------------------

                       Stephen P. Wilson
                          President
                          LCNB Corp.
                          P.O. Box 59
                     Lebanon, Ohio 45036
                       (513) 932-1414
     (Name, address, including zip code, and telephone number,
             including area code, of agent for service)
                   ----------------------------------

                            Copy To:

                   Susan B. Zaunbrecher, Esq.
                   Dinsmore & Shohl LLP
                   1900 Chemed Center
                   255 East Fifth Street
                   Cincinnati, Ohio  45202
                   (513) 977-8200

Approximate date of proposed commencement of sales hereunder:
As soon as practicable after the effective date of this Registration
Statement

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: __

                      CALCULATION OF REGISTRATION FEE



Title of Securities Amount To Be  Proposed Maximum         Proposed Maximum  Amount of
To Be Registered    Registered    Offering Price Per Share Offering Price    Registration Fee
Common Stock        1,760,000      $24.00 (1)               $42,240,000       $11,743.00
without par value

(1) The transaction to be registered on this Registration Statement on Form S-4 is the issuance of shares of the Common Stock without par value of LCNB Corp. (the "Holding Company") to the existing shareholders of Lebanon Citizens National Bank (the "Bank") pursuant to the merger of the Bank into a wholly-owned subsidiary of the Holding Company.
As a result of the merger, each shareholder of the Bank will receive ten (10) shares of the Holding Company's Common Stock in exchange for each share of the Bank's Common Stock.
Although there are transactions in the Common Stock of the Bank from time to time, trading has been extremely limited.
As of January 20, 1999 the estimated book value of the Bank's Common Stock was approximately $240 per share.
Since ten (10) shares of Holding Company Common Stock are to be issued for each of the presently outstanding shares of Bank Common Stock, the per share book value of Bank Common Stock, or $24.00 per share of Holding Company Common
Stock, is the amount on which the above registration fee is based.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                   LEBANON CITIZENS NATIONAL BANK
                          P.O. Box 59
                       Lebanon, Ohio 45036


               NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special Meeting of Shareholders of Lebanon Citizens National Bank (the "Bank") will be held on April 13, 1999 at 10:00 a.m., local time, at the main office of the Bank, located at 2 North Broadway, Lebanon, Ohio, for the following purposes:

1. To consider and act upon a proposal for the reorganization of the Bank into a one-bank holding company structure by the adoption of the form of Plan and Agreement of Merger and the Agreement to Merge providing for the merger of the Bank with and into LC Interim National Bank (In Organization), a wholly-owned national banking subsidiary of LCNB Corp., Lebanon, Ohio, the Articles of Incorporation of which contain certain antitakeover provisions, all as described in the accompanying Proxy Statement/Prospectus.

2. To transact such other business as may properly come before the meeting or any adjournment thereof.

THE BOARD OF DIRECTORS OF THE BANK HAS UNANIMOUSLY APPROVED THE
FOREGOING MERGER PROPOSAL AND RECOMMENDS ITS APPROVAL BY THE
SHAREHOLDERS.

The Board of Directors has fixed the close of business on March 1, 1999, as the record date for the purpose of determining the shareholders entitled to notice of and to vote at the Special
Meeting and any adjournment thereof. Transferees after said date will not be entitled to vote at the Special Meeting.

You are cordially invited to attend the Special Meeting in person. Whether or not you plan to attend, you are urged to complete, date, sign and return the enclosed Proxy in the envelope provided as soon as possible.

                              By order of the Board of Directors



Dated:  March 18, 1999        Stephen P. Wilson, President

PROXY STATEMENT/PROSPECTUS


                              LCNB CORP.


        1,760,000 SHARES OF COMMON STOCK WITHOUT PAR VALUE
                          OF LCNB CORP.
         TO BE ISSUED IN CONNECTION WITH THE MERGER OF
             LEBANON CITIZENS NATIONAL BANK INTO
         THE LC INTERIM NATIONAL BANK (IN ORGANIZATION),
             A WHOLLY-OWNED SUBSIDIARY OF LCNB CORP.

           ---------------------------------------------


This Proxy Statement/Prospectus constitutes the Proxy Statement of Lebanon Citizens National Bank with respect to a special meeting of its shareholders to be held on Tuesday, the 13th of April, 1999.

           ---------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Proxy Statement/Prospectus is truthful or complete.

           ---------------------------------------------

The securities offered hereby are not listed on any national securities exchange or the NASDAQ Stock Market.

The OCC's approval reflects only its view that the transaction does not contravene applicable competitive standards imposed by law, and that the transaction is consistent with regulatory policies relating to safety and soundness. The OCC's approval is not an opinion by the OCC that the proposed transaction is favorable to the stockholders from a financial point of view or that the OCC has considered the adequacy of the terms of the transaction.



           The OCC's approval is not an endorsement or recommendation of the merger.




The date of this Proxy Statement/Prospectus is March 18, 1999

The Holding Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its shareholders as it deems appropriate.

     -------------------------------------------------

We have not authorized anyone to give any information or to make any representations other than those contained in this Proxy
Statement/Prospectus, and, if you have received information or representations, they must not be relied upon as having been authorized by the Bank or Holding Company.

This Proxy Statement/Prospectus does not constitute an offering within any jurisdiction to any person to whom it is unlawful to make such offer within such jurisdiction.

This Proxy Statement/Prospectus incorporates important business and financial information about the Bank and the Holding Company that is not included in or delivered with this document. If you would like to receive any of this information free of charge, please write or call Stephen P. Wilson, c/o Lebanon Citizens National Bank, P.O. Box 59, Lebanon, Ohio 45036 (513) 932-1414. You should request this information at least five days in advance of the Special Meeting of the Bank's shareholders to ensure that you receive it prior to the meeting.


                       TABLE OF CONTENTS
                                                  Page

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION         4
INTRODUCTION                                        6
General                                             6
Revocation of Proxies                               6
Lebanon Citizens National Bank                      7
LCNB CORP                                           7
Summary of the Transaction                          7
Regulatory Approval                                 8
DESCRIPTION OF THE TRANSACTION - FORMATION OF
A ONE-BANK HOLDING COMPANY                          8
General                                             8
Purpose of Transaction                              9
Summary of Agreements                               9
Expenses of Conversion                             10
Shareholder Vote Required                          11
Regulatory Approvals                               11
Rights of Dissenting Shareholders                  11
Conditions of the Merger                           12
Amendment or Abandonment of the Plan and
Agreement of Merger                                13
Conversion of Shares and Exchange of Certificates  13
Anticipated Accounting Treatment                   14
Federal Income Tax Aspects                         14
State Income Tax Aspects                           15
State Dividend Income Taxes                        15
Capitalization                                     15
DESCRIPTION OF BANK COMMON STOCK AND HOLDING
COMPANY COMMON STOCK                               16
General                                            16
Dividends                                          16
Preemptive Rights                                  17
Cumulative Voting                                  17
Par Value                                          18
Certain Stabilizing Features of Corporate
 Governance                                        18
Repurchase of Shares                               20
INFORMATION CONCERNING THE HOLDING COMPANY         21
General                                            21
Supervision and Regulation                         21
INFORMATION REGARDING THE BANK                     23
General                                            23
Selected Financial Data                            23
Management's Discussion and Analysis of
Financial Condition and Results of Operations      24
Supervision and Regulation                         28
MANAGEMENT OF THE BANK AND THE HOLDING COMPANY     29
Directors and Executive Officers                   29
Executive Compensation                             31
CERTAIN BENEFICIAL OWNERS                          32
COMMON STOCK MARKET INFORMATION                    32
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS     33
LEGAL MATTERS                                      34
OTHER BUSINESS                                     34
INDEX TO FINANCIAL STATEMENTS                     F-1

Appendices

Plan and Agreement of Merger                    Appendix A
Agreement of Merger                             Appendix A-1
Articles of Incorporation of LCNB Corp.         Appendix A-2
Code of Regulations of LCNB Corp.               Appendix A-3
12 U.S.C. Section 215a and Banking Circular 259 Appendix B

              QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

1. Question: Why is the Bank restructuring itself into a holding company system?

Answer: A bank holding company is a corporation that owns 25% or more of the voting securities of a bank. Currently, the existing Bank is governed by laws, rules and regulations of the Comptroller of the Currency and the Federal Reserve Bank of Cleveland. The new Holding Company, LCNB Corp., will be an Ohio corporation, governed by Ohio general corporate law. The reason for converting to a holding company structure is that it will afford greater flexibility in carrying out the Bank's business activities and in responding effectively to future needs and opportunities to expand the financial services currently offered and the market currently served. Also, the holding company structure will provide an opportunity for diversification, either through newly-formed subsidiaries or by acquisition of established companies, both of which alternatives are less complicated in a holding company structure.

In addition, the reorganization will provide flexibility in meeting future financing needs. The Holding Company can increase its number of authorized shares of common stock and issue such stock without the approval of the Comptroller of the Currency. The Holding Company also will have the authority to redeem its shares, subject to regulatory limits, without the prior approval of supervisory authorities and to hold them, if desired, as treasury shares available for future issuance.

2.  Question:  Is the Bank being sold?

Answer: The Bank is not being sold. The Bank simply is reorganizing into a holding company structure, with the end result being that the operating bank will be a wholly-owned subsidiary of a new holding company, LCNB Corp. All of the shareholders of the Bank, unless they exercise dissenters' rights, will become shareholders of LCNB Corp., which, in turn, will own the Bank.

3.  Question:  Will my stock ownership change?

Answer: After the transaction is completed, each shareholder will own the same percentage of LCNB Corp. as he or she owned of the Bank prior to the transaction. As part of the transaction, there will be a 10 for 1 stock split and an exchange of shares of the Bank for shares of LCNB Corp. As the end result, however, the percentage
share ownership of each shareholder will not change.   For example,
a shareholder who owns 2% of the outstanding shares of the Bank prior to the holding company conversion will, at the completion of the holding company conversion, own 2% of the outstanding shares of LCNB Corp.

4. Question: What, if anything, will I, as a shareholder, be required to do?

Answer: First, the Bank asks that each shareholder return his or her proxy card, appropriately completed, so that the Bank can have as many responses as possible in advance of the date of the Special Shareholder Meeting. This small effort on the part of each shareholder will make the determination of the voting results much easier.

Second, once the transaction has been consummated, each share of the Bank's stock will automatically be converted, by operation of law, into ten shares of LCNB Corp. However, each shareholder will be requested to return his or her certificates for Bank common stock to LCNB Corp. in order to receive certificates representing LCNB Corp. common stock in exchange for his or her Bank shares. Please do not return your stock certificates until you are instructed by the Bank to do so.


5.  Question:  How long will this whole process take?

Answer: It is anticipated that the holding company conversion will be consummated by the end of April, 1999. The Bank already has filed applications to approve the transaction with the Comptroller of the Currency and with the Federal Reserve Bank of Cleveland. It is anticipated that these applications will be approved by mid-March, 1999. Once the transaction is approved by the shareholders of the Bank on April 13, 1999, the transaction can be consummated, and the stock exchange process will begin.

6. Question: Will I notice any change in the business/operations or management of the Bank?

Answer: After the consummation of the transaction, Lebanon Citizens National Bank will continue to operate as before and there will be no change in its business or operations. Additionally, the management of Lebanon Citizens National Bank after the transaction will continue in their current positions.

7. Question: Will I have to pay extra taxes as a result of the transaction?

Answer: No additional taxes will be incurred by the shareholders of the Bank as a result of this transaction. The shareholders of the Bank will recognize no gain or loss upon the exchange of their shares for shares of the Holding Company and the tax basis of the shares of the Holding Company common stock received by the shareholders of the Bank will be the same as the tax basis of the Bank common stock for which it was surrendered.

8. Question: If I disagree with the transaction, what are my rights?

Answer: Any shareholder of the Bank who disagrees with the transaction can become a dissenting shareholder and has the right to be paid in cash the value of his or her shares (as of the time the merger becomes effective), if and when the merger is consummated, only upon compliance with the following conditions:

(1) the dissenting shareholder must vote against approval of the merger at the Special Meeting of Bank shareholders or give written notice to the Bank at or prior to the Special Meeting that he or she dissents from the proposed merger, which notice shall be addressed to Stephen P. Wilson, President, Lebanon Citizens National Bank, P.O. Box 59, Lebanon, Ohio 45036;

(2) the dissenting shareholder must at any time before 30 days after consummation of the merger make a written request for payment of the cash value of such shares to the Bank; and

(3) the written request described in (2) immediately preceding shall be accompanied by the surrender of the certificate(s) representing such shares.

The value of the shares of any dissenting shareholder will be ascertained, as of the effective date of the transaction, by an appraisal, which is further explained in the Proxy
Statement/Prospectus.

The foregoing constitutes a brief description of the rights of dissenting shareholders and does not purport to be a complete statement of such rights or the procedures to be followed by shareholders desiring to receive the value of their shares. Each shareholder who may desire to receive the value of his or her shares should consult Section 215a of Title 12 of the United States Code and strictly adhere to all of the provisions thereof. A copy of
Section 215a of Title 12 of the United States Code is attached to the Proxy Statement/Prospectus as Appendix B, and the discussion herein concerning the rights of dissenting shareholders is qualified in its entirety by reference to Section 215a of Title 12 of the United States Code.

                           INTRODUCTION

General

This Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the Board of Directors of Lebanon Citizens National Bank (the "Bank") for use at a Special Meeting of the Bank's shareholders to be held on April 13, 1999 for the purpose of considering and voting upon a proposal to merge the Bank into LC Interim National Bank (In Organization) (the "New Bank"). The New Bank will be a wholly-owned subsidiary of LCNB Corp., an Ohio corporation (the "Holding Company"), and the purpose of the merger is to effect a corporate reorganization so that the business of the Bank will be conducted as a wholly-owned subsidiary of the Holding Company. At the effective date of the merger, each one share of common stock, $60 par value of the Bank ("Bank Common Stock") will be converted by virtue of the merger into ten (10) shares of the common stock, without par value, of the Holding Company ("Holding Company Common Stock"). All shareholders of the Bank will become shareholders of the Holding Company and will retain the same percentage of ownership of Holding Company Common Stock as each shareholder held of the Bank Common Stock. The members of the Board of Directors will be the Directors of the New Bank and will hold their qualifying shares in shares of the Holding Company. At the closing of this transaction, the resulting bank in the merger will be the wholly-owned subsidiary of the Holding Company. Following the merger, the Bank's business will continue unchanged under the name Lebanon Citizens National Bank with the same management and employees. For a more detailed description of the transaction, see the section in this Proxy Statement/Prospectus entitled "DESCRIPTION OF THE TRANSACTION."

Each of the 176,000 shares of Bank Common Stock outstanding on March 1, 1999, the record date for the meeting, is entitled to one vote on all matters coming before the meeting. Only shareholders of record on the books of the Bank at the close of business on March 1, 1999 will be entitled to vote at the meeting, either in person or by proxy. If you did not own shares of Bank Common Stock on March 1, 1999, you will not be eligible to vote on this matter.

The shares represented by all properly executed proxies that are sent to the Bank will be voted as designated. Each proxy that does not contain a designated vote will be voted "For" the proposed merger. Proxies will be solicited principally by mail, but may also be solicited by directors, officers and other regular employees of the Bank who will receive no compensation in addition to their regular salaries for soliciting. Brokers and others who hold stock in trust will be asked to send proxy materials to the beneficial owners of the stock and the Bank may reimburse them for their expenses. The cost of preparing, assembling and mailing this Proxy Statement/Prospectus, the notice of meeting, and proxy, and any other costs of soliciting proxies, will be paid by the Bank.

Revocation of Proxies

Each person granting a proxy may revoke it at any time before it is voted by giving notice to the Bank in writing or in open meeting or by submitting a subsequently dated proxy.

Lebanon Citizens National Bank

The Bank is a national banking association which was organized in 1877 and has been in continuous operation since that date. It is engaged in the general commercial banking business through its main office and 16 branch offices located in Warren, Butler, Clinton, Clermont and Hamilton Counties, Ohio. The street address of the Bank's principal office is 2 North Broadway, Lebanon, Ohio 45036;
(513) 932-1414. The mailing address of the Bank's principal office is P.O. Box 59, Lebanon, Ohio 45036.

LCNB CORP.

The Holding Company is a proposed bank holding company which was organized on December 22, 1998 to facilitate the corporate reorganization of the Bank by establishing it as a subsidiary of a bank holding company. When this transaction is complete, the Holding Company will be the sole shareholder of the New Bank. Neither the Holding Company nor the New Bank has conducted any business, and, until the merger becomes effective, neither will conduct any business. After the merger becomes effective, the Holding Company's principal business will be ownership of 100% of the outstanding capital stock of the New Bank, which as the resulting bank in the merger will change its name to "Lebanon Citizens National Bank" upon the effectiveness of the merger and will succeed to all the assets and liabilities of the Bank. Also on the effective date of the merger, the shareholders of the Bank, by reason of the merger, will receive ten (10) shares of Holding Company Common Stock for each share of Bank Common Stock.

If the conversion is approved by the Bank's shareholders at the special meeting of shareholders, and assuming the timely receipt of the appropriate regulatory approvals, it is expected that the conversion will be legally consummated by the end of April, 1999. The affirmative vote of the holders of at least two-thirds of the Bank's Common Stock, or 117,334 shares, is necessary to approve the conversion and adopt the Plan and Agreement of Merger and the Agreement of Merger described below.

Summary of the Transaction

The Bank's Board of Directors has determined that, due to the greater business flexibility of a one-bank holding company system, it is desirable for the Bank to become a wholly-owned subsidiary of a bank holding company. Accordingly, the Board directed the formation of the Holding Company and the organization of the New Bank as a wholly-owned subsidiary of the Holding Company. The Board also approved the terms of the Plan and Agreement of Merger and the Agreement of Merger and directed that they be presented to the shareholders for their approval.

Pursuant to the Agreement of Merger, on the effective date of the merger, the Bank will be merged with and into the New Bank, and the name of the New Bank will automatically be changed to "Lebanon Citizens National Bank." Each share of the outstanding Bank Common Stock will, by operation of law, be converted into ten (10) shares of the Holding Company Common Stock, and the shareholders of the Holding Company and their percentage ownership thereof immediately after the merger becomes effective will be identical to the shareholders of the Bank and their percentage ownership thereof immediately before the merger becomes effective. Following the merger, the Bank's business will continue unchanged with the present management. For a more detailed description of the transaction, see the section in this Proxy Statement/Prospectus entitled, "DESCRIPTION OF THE TRANSACTION".

Shareholders of the Bank who do not agree with the holding company conversion have a remedy under Ohio corporate law called "dissenters' rights." In order to claim dissenters' rights, you must vote against the merger or give written notice to the Bank at or prior to the Special Meeting of Shareholders that you dissent from the merger, and you must make written demand for payment within 30 days after consummation of the merger and surrender your certificates representing Bank Common Stock. If you comply with these requirements, you can perfect your right to receive cash representing the fair market value of their Bank Common Stock in lieu of Holding Company Common Stock. See "DESCRIPTION OF THE TRANSACTION - Rights of Dissenting Shareholders." See also "MANAGEMENT OF THE BANK AND THE HOLDING COMPANY," for information regarding the interest of directors and executive officers.

Regulatory Approval

The Holding Company must be approved for formation as a bank holding company by the Board of Governors of the Federal Reserve System, which regulates bank holding companies. In addition, the merger must be approved by the Comptroller of the Currency, the agency of the federal government which regulates national banks. The Bank and the Holding Company will apply to both agencies for approval to consummate the holding company conversion. As a result of this regulation, the Special Meeting may have to be recessed from time to time until the merger has been approved by the Comptroller, so that the Bank's shareholders can act on technical changes, if any, to the Plan and Agreement of Merger or Agreement of Merger recommended by the Comptroller. However, it is not anticipated at this time that the Special Meeting will require a recess.

             DESCRIPTION OF THE TRANSACTION - FORMATION OF
                    A ONE-BANK HOLDING COMPANY

General

At the Special Meeting to be held on April 13, 1999, the following proposed resolution will be submitted for adoption by the Bank's shareholders. The affirmative vote of the holders of at least two-thirds of the Bank's Common Stock issued and outstanding on March 1, 1999, the record date for the Special Meeting, is required to approve and adopt the Plan and Agreement of Merger and the Agreement of Merger which will effect the conversion of the Bank into the Holding Company through the statutory merger of the Bank with and into the New Bank. The New Bank will thereafter be a wholly-owned subsidiary of the Holding Company. Below are graphic illustrations of the corporate structure of the Bank before and after the completion of the holding company conversion.

        Corporate Structure           Corporate Structure
        Before Holding Company        After Holding Company
        Conversion                    Conversion

        Shareholders                  Shareholders
             |                              |
             |                              |
             |                              |
        Lebanon Citizens              LCNB Corp.
        National Bank                 (Holding Company)
                                            |
                                            |
                                            |
                                      Lebanon Citizens
                                      National Bank


The members of the Board of Directors of the Bank will be the Directors of the New Bank and will hold their qualifying shares in shares of the Holding Company.

The Board of Directors has declared the advisability of the adoption of the following resolution and recommends a vote FOR the resolution. Proxies received from the Bank shareholders will be voted in favor of this resolution unless otherwise instructed by the shareholders.

The resolution states:

"RESOLVED, That the form of Plan and Agreement of Merger dated as of February 22, 1999 between Lebanon Citizens National Bank and LCNB Corp., together with the Agreement of Merger appended to it as Exhibit A, providing for the merger of Lebanon Citizens National Bank with and into New Bank and the conversion of the Bank into a holding company structure, are hereby approved, ratified, adopted and confirmed."

Purpose of Transaction

In recent years, an increasing number of banks have converted their corporate structures to that of a one-bank holding company under the Bank Holding Company Act of 1956 due to the various advantages of such a corporate structure, and the Board of Directors of the Bank has determined that such a conversion is in the best interests of the Bank. A holding company corporate structure will enhance the Bank's ability to compete under the laws and conditions prevailing in the banking field today. The resulting holding company structure will afford greater flexibility in carrying on the Bank's business activities and in responding effectively to future needs and opportunities to expand the financial services currently offered and the market currently served. It will provide an opportunity for diversification, either through newly-formed subsidiaries or by acquisition of established companies.

In addition, the reorganization will also provide flexibility in meeting future financing needs. The Holding Company can increase its number of authorized shares of Common Stock and issue such stock without the approval of the Comptroller of the Currency. While there are no present plans for the issuance of additional shares, having this capability affords greater flexibility in raising additional capital, in effectuating proposed acquisitions and for other corporate purposes. The Holding Company will also have authority to redeem its shares, subject to regulatory limits, without the prior approval of any supervisory authorities and to hold them, if desired, as treasury shares available for future issuance.

The Board of Directors and management of the Bank also determined that it was the proper time to undertake the process of becoming a holding company. The Bank, at the end of 1998, had over 500 shareholders and is now required to register with the Securities and Exchange Commission ("SEC") as a public company which must make periodic reports to the SEC in accordance with the Securities Exchange Act of 1934 (the "1934 Act"). The filings made with the SEC in connection with the holding company conversion will also have the effect of registering the Holding Company with the SEC in accordance with the 1934 Act and the rules promulgated thereunder. Following the completion of the holding company conversion, the Holding Company will be a public company which will make the required SEC periodic reports.

Summary of Agreements

Copies of the Plan and Agreement of Merger, including the Agreement of Merger, are attached as Appendices A and A-1 to this Proxy Statement/Prospectus and are incorporated herein. The following paragraphs describe the conversion, merger and related transactions. However, for more complete information reference is made to the Agreements attached hereto as Appendices A and A-1 as well as to Appendices A-2 and A-3 containing the Articles of Incorporation and Code of Regulations of the Holding Company. The proposed Articles of Association of the resulting bank in the merger are contained in the Agreement of Merger (Appendix A-1).

The Bank and the Holding Company have entered into, and the New Bank upon its formation will join in and become a party to, the Plan and Agreement of Merger which sets forth the terms of the Bank's conversion to a holding company structure. Under this Agreement, the Bank will be merged with and into the New Bank, which will simultaneously change its name to "Lebanon Citizens National Bank." Upon consummation of the merger, each outstanding share of the Bank Common Stock, $60 par value, will by operation of law be converted into ten (10) shares of the Holding Company Common Stock without par value. Consequently, the shareholders of the Bank and their respective share holdings, as a percentage of ownership, immediately prior to the consummation of the merger will be identical to those of the Holding Company immediately after consummation of the merger. A maximum of 1,760,000 shares of Holding Company Common Stock will be issued pursuant to the merger. See "DESCRIPTION OF BANK COMMON STOCK AND HOLDING COMPANY COMMON STOCK" for a discussion of the rights of shareholders of the Bank as compared to shareholders of the Holding Company.

As of the effective date of the merger, the Bank will cease to exist as a legal entity. The corporate identities and business of both the Bank and the New Bank will be combined, and the business of the Bank will continue to be conducted under the name "Lebanon Citizens National Bank" after the merger without any change.

The business of the resulting bank after the merger will be identical to that of the Bank prior to the merger and will be conducted with the same offices, properties and personnel as that of the Bank. The resulting bank initially will have the same directors and officers as the Bank. The resulting bank will continue to be subject to regulation by the Comptroller of the Currency, and deposits in the resulting bank will continue to be insured by the Federal Deposit Insurance Corporation. In short, the resulting bank will succeed to all of the rights and assets of the Bank and will be subject to all of the Bank's obligations and liabilities.

Expenses of Conversion

The expenses of the conversion of the Bank into a holding company structure, estimated to total approximately $120,000, will be borne by the Bank. It is anticipated that legal expenses of the conversion will approximate $40,000; accounting and financial advisory services will approximate $10,000; application and related fees for the Securities and Exchange Commission and approvals by regulatory authorities are expected to total $19,250; and postage, photocopying, long distance, supplies and related miscellaneous expenses are not expected to exceed $7,500. No commissions of any kind and no remuneration to directors, other than customary fees for attending meetings, will be paid as a result of the conversion.

The Holding Company will borrow approximately $120,000 from an unaffiliated bank to finance its subscription for all the shares of the New Bank's common stock. The loan will be evidenced by the promissory note of the Holding Company. Upon the consummation of the merger, the total equity capital of the resulting bank in the merger will be essentially equal to that of the Bank plus that of the New Bank. The total equity capital of the Bank at December 31, 1998 was $42,199,000. The contemplated total equity capital of the resulting bank in the merger on a pro forma basis based upon the Statement of Condition of the Bank at December 31, 1998 and immediately after the merger will be approximately $42,319,000. The increase of $120,000 represents the full subscription paid in for the shares of the New Bank by the Holding Company. The resulting bank in the merger will thereupon declare and pay a dividend of approximately $120,000 to the Holding Company, which will be used to repay in full the loan plus accrued interest thereon. Interest on the loan, which will be an additional expense of the conversion, is estimated to be less than $1,500. Thus, the total equity capital of the resulting bank by merger will essentially be the same as the total equity capital of the Bank immediately prior to the merger. See "FINANCIAL STATEMENTS AND CAPITALIZATION."

Shareholder Vote Required

The merger of the Bank with and into the New Bank and the consequent reorganization of the Bank's structure into that of a one bank holding company system may only be effected if approved by the affirmative vote of the holders of at least two-thirds of the Bank's outstanding Common Stock, or 117,334 shares.

Approval by the Holding Company as the sole shareholder of the New Bank is also required; the Holding Company will vote all outstanding shares of the New Bank in favor of the transaction.

Regulatory Approvals

The formation of the Holding Company as a bank holding company is subject to the approval of the Board of Governors of the Federal Reserve System, the agency which regulates bank holding companies. The merger of the Bank with and into the New Bank is subject to the approval of the Comptroller of the Currency, which regulates national banks. Applications requesting such approvals were submitted to such agencies prior to the Special Meeting and are subject to shareholder approval of the conversion. Assuming receipt of all requisite approvals, it is anticipated that the merger will become effective not later than April 30, 1999.

Rights of Dissenting Shareholders

Pursuant to the provisions of Section 215a of Title 12 of the United States Code, a copy of which is attached hereto as Appendix B, you, as a shareholder of the Bank, have the right to be paid in cash the value of your shares (as of the time the merger becomes effective), if and when the merger is consummated, only upon compliance with the following conditions: (1) you must vote against approval of the merger at the Special Meeting of Bank shareholders or give written notice to the Bank at or prior to the Special Meeting that you dissent from the proposed merger, which notice shall be addressed to Stephen P. Wilson, President, Lebanon Citizens National Bank, P.O. Box 59, Lebanon, Ohio 45036; (2) you must at any time before 30 days after consummation of the merger make a written request for payment of the cash value of such shares to the Bank; and (3) the written request described in (2) immediately preceding shall be accompanied by your surrender of the certificate(s) representing such shares. Failure to comply with any of the foregoing conditions may result in your loss of the rights described in this Proxy Statement/Prospectus. If you vote against approval of the merger, you will be notified of the effective date of the merger so that you may exercise your dissenters' rights.

The value of the shares of any dissenting shareholder will be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of one selected by the vote of the holders of a majority of the stock, the owners of which are entitled to payment in cash; one selected by the directors of the receiving association, i.e., the New Bank; and one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his or her shares, appeal to the Comptroller of the Currency ("Comptroller"), who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of such shareholder.

If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller, upon written request of any interested party, is required to cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, must be paid by the resulting bank. The value of the shares ascertained must be promptly paid to the dissenting shareholders.

The foregoing constitutes a brief description of the rights of dissenting shareholders and does not purport to be a complete statement of such rights or the procedures to be followed by shareholders desiring to receive the value of their shares. Each shareholder who may desire to receive the value of his or her shares should consult Section 215a of Title 12 of the United States Code and strictly adhere to all of the provisions thereof. A copy of
Section 215a of Title 12 of the United States Code is appended hereto as Appendix B, and the discussion herein concerning the rights of dissenting shareholders is qualified in its entirety by reference to Section 215a of Title 12 of the United States Code.

A copy of Banking Circular 259 is also included as part of Appendix
B. Banking Circular 259 summarizes the various methods used by the Office of the Comptroller of the Currency in arriving at a fair estimate of the value of the shares of a national bank.
Shareholders are advised to review Appendix B in its entirety before the exercise of dissenter's rights.

Conditions of the Merger

Under the Plan and Agreement of Merger, the consummation of the merger is conditioned, among other things, upon the following:

(a) The Plan and Agreement of Merger, including the Agreement of
Merger, shall have been duly adopted and approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Bank Common Stock entitled to vote on the proposal.

(b) The shares of Holding Company Common Stock into which the shares of Bank Common Stock will be converted upon the consummation of the merger shall be validly issued and outstanding, fully paid and non-assessable.

(c) The Plan and Agreement of Merger and the Agreement of Merger as well as the respective terms thereof shall be duly approved by all the bank regulatory agencies to which the same are submitted for approval as provided by law.

(d) It is intended that the merger be a pooling of interests for accounting purposes. Holders in the aggregate of more than five percent (5%) of the outstanding shares of the Bank Common Stock shall not have voted against the merger at the Annual Meeting of shareholders or given written notice of dissent to the merger prior to or at the Annual Meeting. This condition may be waived by the Holding Company.

(e) The conversion will be a tax-free reorganization and no gain or loss will be recognized by the shareholders of the Bank upon the exchange of shares of the Bank for the shares of the Holding Company pursuant to the merger.

Consummation of the merger is also subject to the accuracy in all material respects of various representations and warranties of the Bank, the Holding Company and the New Bank with respect to their financial conditions and other matters, and the performance by the parties of various other requirements.

Amendment or Abandonment of the Plan and Agreement of Merger

The Plan and Agreement of Merger may be amended only by written agreement of all the parties to it. The Plan and Agreement of Merger provides that the Bank and the Holding Company may amend the Plan and Agreement of Merger, by action of their respective Boards of Directors, either before or after the shareholders of the Bank have adopted the Plan and Agreement of Merger, in order to facilitate the performance thereof or to comply with any applicable law or order of any court, public agency or authority. However, no such amendment may change, to the detriment of the Bank's shareholders, the ratio set forth in the Plan and Agreement of Merger for converting the Bank Common Stock into the Holding Company Common Stock.

The Plan and Agreement of Merger will terminate and become void and of no effect, notwithstanding prior approval by the shareholders of the Bank, if the respective Boards of Directors of the Bank, the Holding Company and the New Bank adopt resolutions prior to the consummation of the merger to the effect that it is not advisable under then existing circumstances to effectuate the merger.

Conversion of Shares and Exchange of Certificates

Upon consummation of the merger, each outstanding share of Bank Common Stock will automatically be converted, by operation of law, into ten (10) shares of Holding Company Common Stock. After the merger is effected, you will be requested to return your certificates for Bank Common Stock to the Holding Company in order to receive certificates representing Holding Company Common Stock in exchange for your shares. In the event you are unable to produce a certificate(s) representing your shares of Bank Common Stock, you may instead deliver (i) evidence reasonably satisfactory to the Holding Company that such certificate(s) has been lost, mislaid, wrongfully taken or destroyed, (ii) such security or indemnity as reasonably may be requested by the Holding Company to hold it harmless, and (iii) evidence reasonably satisfactory to the Holding Company that you are the owner of the shares represented by the certificate or certificates claimed to be lost, mislaid, wrongfully taken or destroyed and that you are the person who had been entitled to present each such certificate and to receive Holding Company Common Stock in exchange therefor pursuant to the Agreement to Merge. If any certificate representing Holding Company Common Stock is to be issued in a name other than that in which the certificate(s) for shares of the Bank Common Stock surrendered for exchange is registered, the certificate(s) so surrendered must be properly endorsed or otherwise be in proper form for transfer, and the person requesting such transfer must pay to the Holding Company or its transfer agent any applicable transfer or other taxes required by reason of the issuance of the certificate.

In the event you fail to surrender your certificate(s) evidencing ownership of Bank Common Stock or to satisfy the above-listed conditions with respect to a lost, mislaid, wrongfully taken or destroyed certificate, you will, upon consummation of the merger, cease to have any rights with respect to such shares and each Bank Common Stock certificate will be deemed for all purposes to evidence ownership of the number of Holding Company shares into which such shares have been converted. Dividends and other distributions, if any, that become payable on Holding Company Common Stock will be retained by the Holding Company until you surrender the certificates evidencing shares of Bank Common Stock or satisfaction of such conditions, at which time such dividends and distributions will be paid to you in full, without interest.

Please do not return your Bank Common Stock certificates to the Bank or Holding Company until you are specifically instructed to do so by the Holding Company. After the merger has been consummated, you will receive a letter containing all of the instructions for the exchange of your certificates.

Anticipated Accounting Treatment

It is anticipated that the merger will be accounted for as a pooling of interests. Under pooling of interests accounting as of the effective date of the merger, the assets and liabilities will be added to those of the Bank at their recorded book value and the stockholders' equity account of LN Interim National Bank will be included on the Holding Company's consolidated balance sheet.

Federal Income Tax Aspects

The conversion transaction, including the merger of the Bank into the New Bank and the conversion of the Bank's Common Stock into the Holding Company's Common Stock, has been structured for federal tax purposes to result in the following tax effects:

1. The proposed statutory merger will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) and
Section 368(a)(2)(D) of the Internal Revenue Code of 1986.  The
Bank, the New Bank and the Holding Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by the Bank upon the transfer of substantially all of its assets to the New Bank in exchange for the Holding Company's Common Stock, and the assumption of all of the Bank's liabilities by the New Bank.

3. No gain or loss will be recognized by either the Holding Company or the New Bank upon the acquisition by the New Bank of substantially all of the assets of the Bank in exchange for the Holding Company's Common Stock.

4. The basis of the assets of the Bank acquired by the New Bank will be the same in the hands of the New Bank as the basis of such assets in the hands of the Bank immediately prior to the merger.
The holding periods of the assets of the Bank received by the New Bank will include the periods for which such assets were held by the Bank.

5. No gain or loss will be recognized by the shareholders of the Bank upon the exchange of Bank Common Stock into Holding Company
Common Stock.

6.  The federal income tax basis of the shares of the Holding
Company Common Stock received by the shareholders of the Bank will be the same as the basis of the Bank Common Stock surrendered therefor.

7. The holding period of the Holding Company Common Stock received by the shareholders of the Bank will include the period during which the Bank Common Stock surrendered therefor was held, provided that the Bank Common Stock was a capital asset in the hands of the shareholders of the Bank on the date of the consummation of the transaction.

8. The New Bank shall take into account as of the date of the proposed merger (as defined in Section 1.381(b)-1(b) of the Regulations promulgated under Code Section 381), the items described in Section 381(c) of the Code subject to the conditions and limitations of Sections 381, 382, 383 and 384 of the Internal
Revenue Code of 1986 and the regulations thereunder.

The Plan and Agreement of Merger provides that any of the parties may terminate such Agreement prior to the consummation of the merger in the event that the tax-free nature of the conversion will not occur or there is some threat that it will not occur.

State Income Tax Aspects

For purposes of calculating the net worth tax for the bank holding company, only one-half of the bank holding company's net worth is subject to Ohio franchise tax. The Ohio Supreme Court has held that "quiescent holding companies", i.e. holding companies which do not conduct any business of their own and are merely conduits between the subsidiary and the shareholders, are not considered to be engaged in business in the State of Ohio. As a result, their net worth ratio for purposes of calculating the Ohio franchise tax is reduced to 50% , even though the bank holding company's entire activity is located within Ohio. If the bank holding company is engaged in any business activities on its own other than acting merely as a conduit between the shareholders and the subsidiary, then the Ohio ratio would likely be increased to 100%. As a result, the holding company's Ohio franchise tax would be doubled.

State Dividend Income Taxes

Dividends on shares of Bank Common Stock held by Ohio residents are subject to the Ohio income tax, and dividends on shares of Holding Company Common Stock will also be subject to such tax.

Capitalization

The following table sets forth the expected capitalization of the New Bank upon its formation and prior to the merger, the capitalization of the Bank as at December 31, 1998, based upon its Statement of Condition for such date, the anticipated adjustments attributable to the merger, and the pro forma capitalization of both the resulting bank in the merger and the Holding Company as if the New Bank had been in existence and the merger had been consummated on December 31, 1998:



                                (In Thousands)
                           New Bank      Bank     Adjustments  Pro Forma       Pro Forma
                                                               Resulting Bank  Holding Company
EQUITY CAPITAL:
  Common Stock             $    100     $10,560  $  (100)      $10,560          $10,560
  Surplus                  $     20     $11,000  $   (20)      $11,000          $11,000
  Undivided Profits        $      0     $20,639  $     0       $20,574(1)       $20,639
                            -------      ------   ------        ------           ------
Total Equity Capital       $    120     $42,199  $  (120)      $42,134          $42,199
                            ========     ======   ======        ======           ======
DEBT:
  Long Term                       0           0        0             0                0
  Short Term                      0           0        0             0              120
Total Debt(2)                     0           0        0             0              120(2)
                            -------      ------   ------         -----          -------

(1) Immediately after the merger is consummated, approximately $120,000 will be paid by the resulting bank to the Holding Company from the Undivided Profits of the resulting bank so that the Holding Company will have funds available to repay the funds borrowed by it, as described in Note 2 below. Consequently, immediately after the declaration and payment of such dividend, the total Equity Capital of the resulting bank will be essentially the same as that of the Bank immediately prior to the merger.

(2) These funds will be borrowed in order to capitalize the New Bank on an interim basis and will be repaid as soon as possible, following the consummation of the merger and the receipt of the dividend referred to in Note 1 above. The borrowing for the same period of time, but occurring at the beginning of the fiscal period, would have had an immaterial effect on net income.

/TABLE

DESCRIPTION OF BANK COMMON STOCK AND HOLDING COMPANY COMMON STOCK

General

The Bank's authorized capital stock consists of 176,000 shares of Common Stock, $60 par value per share ("Bank Common Stock"), of which all shares are presently outstanding. The Holding Company's authorized capital stock consists of 850 shares of Common Stock without par value ("Holding Company Common Stock") of which 100 shares are presently outstanding. Immediately prior to the consummation of the merger, the articles will be amended to increase the number of shares authorized to 4,000,000. The 100 outstanding shares of Holding Company Common Stock will be repurchased for their original sales price by the Holding Company, and up to 1,760,000 shares will be issued in exchange for the outstanding shares of Bank Common Stock. The capitalization of the Bank immediately before the merger and of the Holding Company immediately after the merger will therefore be substantially identical.

Because the Bank is a national bank organized under federal law while the Holding Company is a general business corporation formed under the corporate law of the State of Ohio, there will be certain minor differences in your respective rights as a shareholder, which are described below. In addition, management has elected to take advantage of the greater flexibility of Ohio corporate law in comparison to that of the corporate law contained in the national bank law to provide certain additional features of corporate governance in the organizational documents of the Holding Company, which are also discussed below.

Dividends

Under Ohio law, dividends may be declared by the Holding Company and paid from the surplus of the corporation, provided that no dividend may be paid at any time the corporation is insolvent or there is reasonable ground to believe that by such payment it would be rendered insolvent. Dividends which may be declared by the Bank are governed by federal law which limits the amounts available for payment of dividends to net profits and, under certain circumstances, requires that a certain percentage of net profits must be transferred to surplus which is unavailable for the purpose of paying cash dividends. The ability of the resulting bank to pay dividends to the Holding Company following the merger will be governed by the same considerations which currently control the declaration of dividends by the Bank.

Subject to the foregoing discussion and to the discretion of the Board of Directors, it is expected that cash dividends of the Holding Company after consummation of the merger will be paid on approximately the same basis as the Bank presently pays cash dividends. Funds for the payment of dividends by the Holding
Company will initially be obtained solely from dividends paid to the Holding Company by the resulting bank.

Following consummation of the merger, no shareholder whose shares of Bank Common Stock have been converted into shares of Holding Company Common Stock by reason of the merger will be entitled to receive any dividends or other distributions with respect to such Holding Company shares until his or her Bank stock certificates are exchanged for Holding Company stock certificates. However, when the exchange of certificates is made, any dividends or other distributions withheld will be paid without interest. Within a reasonable period of time after consummation of the merger, materials will be furnished to assist shareholders in effecting the exchange.

Preemptive Rights

Neither the Holders of Bank Common Stock presently have the right under the Bank's Articles of Association, in the event additional shares of Bank Common Stock are to be sold, to subscribe for such additional shares in proportion to the number of shares of Bank Common Stock then owned by them, nor will the holders of Holding Company Common Stock have preemptive rights.

Cumulative Voting

Holders of Holding Company Common Stock will have substantially the same right to cumulatively vote their shares in the election of directors as they possessed as holders of Bank Common Stock. Under Ohio law, there shall be cumulative voting in the election of directors if written notice is given by any shareholder to the President, Vice President, or the Secretary of the Holding Company, not less than 48 hours before the time fixed for holding the meeting, that such shareholder desires that voting for the election of directors shall be cumulative, and if announcement of the giving of such notice is made upon the convening of the meeting by the chairman or secretary or by or on behalf of the shareholder giving such notice. In such event, each shareholder shall be entitled to cumulate such voting power as he or she possesses and to give one nominee as many votes as the number of directors to be elected multiplied by the number of his or her shares, or to distribute such votes on the same principle among two or more candidates, as the shareholder sees fit. Cumulative voting rights applicable to the Holding Company under Ohio law contain certain requirements that are not applicable to national banks under the National Bank Act and regulations promulgated by the Office of the Comptroller of the Currency thereunder. Shareholders of the Bank may exercise cumulative voting rights without the need for any corporate action or notification requirements prior to the applicable shareholder meeting, whereas these requirements would have to be met under applicable provisions of Ohio law before a shareholder of the Holding Company could exercise cumulative voting rights. Therefore, cumulative voting rights under Ohio law are essentially the same as those currently applicable to the Bank, but are slightly more restrictive because of the addition of certain corporate and notification requirements on the part of shareholders prior to their exercise.

Par Value

The Bank Common Stock is par value stock and the Holding Company Common Stock is no par value stock. The par value of stock serves to fix a minimum subscription or original issue price for each share of par value stock. The attributes of par value stock issued by a national bank are determined by reference to the law of the state in which the national bank is located. In the case of the Bank, Ohio law provides that any consideration paid for non-treasury, original issue par value shares shall not be less than the par value of the shares, provided that such shares may be sold and paid for at such a discount from the par thereof as would amount to or not exceed a reasonable discount from the par value thereof as would amount to or not exceed reasonable compensation for the sale, underwriting or purchase of such shares. Par value is also used to set the stated capital of a corporation. The stated capital of a corporation with par value stock shall not be less than the par value of each class of its outstanding shares times the total number of shares of each class outstanding. In the Bank's case, its stated capital cannot be less than $10,560,000 ($60 par value stock multiplied by 176,000 shares outstanding). On the other hand, no par value stock may be issued by a corporation at any price, with no stated minimum subscription or issuance price. A share of no par value stock does not purport to represent any stated proportionate interest in the capital of a corporation and the issuance of such shares does not in itself increase stated capital.

Certain Stabilizing Features of Corporate Governance

The Holding Company's Articles of Incorporation contain certain corporate governance provisions which may have the effect of discouraging attempts to change control of the Holding Company without the prior approval of its Board of Directors. The Bank's Articles of Association do not contain any such provisions. The following is a brief summary of such provisions and of their respective advantages and disadvantages.

Classified Board of Directors.  Under the Bank's Articles of
Association and By-Laws, all members of the Board of Directors are elected at each Annual Meeting of Shareholders to serve for a one year term which ends at the following Annual Meeting of Shareholders.

The Holding Company's Articles of Incorporation provide for a classified Board of Directors consisting of three classes of directors each with overlapping three-year terms of office. Each such class is to have an equal, or as close to equal as mathematically possible, number of members with no class having less than three members. The Holding Company, upon its incorporation, will have three classes of directors: Class I to serve an initial one-year term, Class II to serve a full two-year term. Class III to serve a full three-year term. Thereafter, at the first annual meeting of shareholders of the Holding Company after consummation of the Merger, the first class of directors will be elected for a three-year term; at the second annual meeting of shareholders the second class will be elected for a three-year term; and at each annual meeting thereafter, one class will be elected to a three-year term.

Management believes that structuring the Holding Company's Board of Directors into three classes will insure a continuity of experienced Board members, although there have been no problems with respect to such continuity in the past. Also, under the classified Board system, a shareholder or group of shareholders possessing a majority of the voting power of the Holding Company will not in any one year be able to replace a majority of the directors since only one-third of the directors will stand for election each year. Rather, at least two annual meeting elections will be required to change a majority of the directors by the requisite vote of the shareholders. By contrast, control of the Bank's Board of Directors could be obtained by such a shareholder or a group of shareholders in a single year since the Bank's entire Board is subject to election each year. The classified Board of the Holding Company may therefore have the effect of discouraging or making more difficult an unfriendly attempt to take over the Holding Company. It will also make it more difficult for shareholders to change the majority of directors even if the only reason for such a change is the performance of incumbent directors.

Vote Required for Certain Extraordinary Corporate Actions. Under applicable law, the affirmative vote of the holders of at least two-thirds of the issued and outstanding capital stock of the Bank is required with respect to a merger or consolidation of the Bank with another bank or the sale of all or substantially all of the Bank's assets.

The Articles of Incorporation of the Holding Company provide for a special "super-majority" voting requirement, subject to certain exceptions, with respect to (i) any merger or consolidation of the Holding Company with or into any other corporation; (ii) any sale, lease, exchange or other disposition of all or any substantial part of the assets of the Holding Company to or with any other corporation, person or other entity; (iii) the issuance or transfer of any securities of the Holding Company to any other corporation, person or other entity in exchange for assets or securities or a combination thereof (except assets or securities or a combination thereof so acquired in a single transaction or a series of related transactions having an aggregate fair market value of less than $250,000); or (iv) the issuance or transfer of any securities of the Holding Company to any other corporation, person or other entity for cash.

Any such transaction must be approved by the affirmative vote of the holders of at least eighty (80%) of the outstanding shares of the Holding Company's capital stock which are not beneficially owned by the other corporation, person or entity with which the Holding Company proposes to enter into such transaction ("other party"), if the other party is then the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of the Holding Company's Common Stock. However, there are certain exceptions to the applicability of this "super-majority" vote requirement. Specifically, it does not apply if the other party is a corporation and a majority of the outstanding shares of all classes of such corporation's voting capital stock are owned by the Holding Company, if the Holding Company's Board of Directors has approved a memorandum of understanding with the other party substantially consistent with the proposed transaction before the other party became the beneficial owner of 10% or more of the Holding Company's Common Stock, or if the transaction is approved by at least a majority of the members of the Holding Company's Board of Directors.

The Holding Company's Board of Directors is expressly authorized to determine, for the purpose of applying the super-majority voting requirement, on the basis of information then known to it, whether
(i) any other corporation, person or other entity beneficially owns, directly or indirectly, 10% or more of the outstanding shares of stock of the Holding Company entitled to vote generally in the election of directors, or is an "affiliate" or an "associate" of another, (ii) any proposed sale, lease, exchange or other disposition of part of the assets of the Holding Company involves a substantial part of the assets of the Holding Company, (iii) assets or securities, or a combination thereof, to be acquired in exchange for securities of the Holding Company, have an aggregate fair market value of less than $250,000 and whether the same are proposed to be acquired in a single transaction or a series of related transactions, and (iv) the memorandum of understanding referred to above is substantially consistent with the transaction to which it relates. Any such determination by the Board shall be conclusive and binding for all purposes.

Further, when evaluating any offer of another party to (i) purchase or exchange any securities or property for any outstanding equity securities of the Holding Company, (ii) merge or consolidate the Holding Company with another corporation, or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the Holding Company, the Board of Directors is required, in connection with the exercise of its judgment in determining what is in the best interests of the Holding Company and its shareholders, to give due consideration not only to the price or other consideration being offered but also to all other relevant factors, including without limitation the financial and managerial resources and future prospects of the other party; the possible effects on the business of the Holding Company and its subsidiaries and on the depositors, employees, and other constituents of the Holding Company and its subsidiaries; and the possible effects on the communities and the public interest which the Holding Company and its subsidiaries serve. In evaluating any such offer, the Board of Directors shall be deemed to be performing its duly authorized duties and acting in good faith and in the best interests of the Holding Company within the meaning of applicable Ohio law.

The provision described above will have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Consequently, such a provision would be beneficial to current management in an unfriendly takeover attempt but would have an adverse effect on shareholders who might wish to participate in such a transaction. However, management believes that such a provision is advantageous to shareholders in that it will require a higher level of shareholder participation and consent than currently would be required for the Bank and therefore would increase the discussion and understanding of any such proposal.

Repurchase of Shares

Under applicable law, a national bank may not repurchase shares of its capital stock except under certain limited circumstances where such a purchase is necessary to prevent a loss upon a debt previously contracted in good faith.

As permitted under Ohio law, and subject to federal regulatory limitations, the Holding Company may redeem, purchase, or contract to purchase, at any time and from time to time, shares of any class issued by the Holding Company for such prices and upon and subject to such terms and conditions as the Board of Directors may determine, when authorized by the affirmative vote of a majority of the Board of Directors, without the action or approval of the shareholders of the Holding Company. The Holding Company's ability to redeem, repurchase or contract to repurchase any of its shares is subject only to the requirement that an Ohio corporation may not repurchase its shares if immediately thereafter its assets would be less than its liabilities plus stated capital, if the corporation is insolvent, or if there is reasonable ground to believe that by such purchase it would be rendered insolvent and to the Federal Reserve requirement that a bank holding company may not expend more than 10% of its net worth in any 12 month period for the purpose of repurchasing its stock.

The market for the Bank's shares has been somewhat limited. The most significant advantage of the ability of the Holding Company to repurchase its own shares is that the Holding Company will be able to facilitate the market for its shares. For example, the Holding Company will be able to purchase shares from the estates of deceased shareholders or to otherwise purchase shares in situations management deems appropriate from shareholders who desire to sell their shares but have been unable to locate purchasers. An important disadvantage of this ability is that Holding Company management could purchase shares during or in anticipation of a proxy contest or other hostile takeover attempt from shareholders who might otherwise favor the proposed action and thus render the proxy contest or other takeover attempt less likely to succeed, thereby insulating incumbent management.

         INFORMATION CONCERNING THE HOLDING COMPANY

General

The Holding Company was incorporated under the laws of the State of Ohio on December 22, 1998, at the direction of the Bank's Board of Directors, to engage in the business of a bank holding company. The New Bank will be formed as a national bank subsidiary of the Holding Company. Both the Holding Company and the New Bank will remain dormant from their respective formations and will not begin to conduct business until the merger becomes effective. Immediately following the merger, the Holding Company's sole asset will be 100% of the outstanding capital stock of the New Bank.

As a bank holding company, the Holding Company has broader corporate powers than the Bank. Specifically, the Holding Company may own the capital stock of banks located in Ohio and, under certain circumstances, in neighboring states; it may engage, either directly or through one or more nonbank subsidiaries, in certain nonbanking activities which are closely related to banking; and it may own up to 5% of the voting capital stock of any corporation, all subject to applicable law and regulatory provisions as described below.

The Holding Company currently is not required to file reports with the Securities and Exchange Commission, although it will become a reporting company under the Exchange Act of 1934 after the consummation of the transactions contemplated by the Plan and Agreement of Merger and the Agreement of Merger. The public may read and copy any materials that the Holding Company files with the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Supervision and Regulation

The following is a brief summary of certain general aspects of the governmental supervision and regulation of bank holding companies. This summary does not purport to be comprehensive and is qualified in its entirety by reference to the actual laws and regulations pursuant to which such supervision and regulation is carried out.

The Holding Company will, if the merger is consummated, be a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Act"). As such, it will be registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") and will be subject to regulation by that agency. The Holding Company will be required to file various reports with, and will be subject to examination by, the Federal Reserve. Before the Holding Company may become a bank holding company under the Act, it must submit an application to the Federal Reserve, and its application must be approved. Approval of the Holding Company's application is a precondition to consummation of the merger.

The Act requires prior approval of the Federal Reserve before a bank holding company may acquire more than five percent of the voting stock or substantially all of the assets of any bank or merge or consolidate with any other bank holding company. If the effect of a proposed acquisition, merger or consolidation may be substantially to lessen competition or tend to create a monopoly, the Federal Reserve cannot approve the acquisition unless it finds that the anti-competitive effects of the acquisition, merger or consolidation are clearly outweighed by the convenience and needs of the community to be served. The Act also provides that the consummation of any acquisition, merger or consolidation must be delayed until 30 days following the approval of the Federal Reserve. The Attorney General of the United States may, within this 30 day period, bring an action under federal anti-trust laws, in which case the effectiveness of such approval is stayed pending a final ruling of the courts.

The Act also provides that a bank holding company may acquire any adequately capitalized and adequately managed bank in a state other than the home state of the bank holding company, regardless of whether such transaction is prohibited by the laws of any state, so long as the bank to be acquired has been in existence for the lesser of the minimum period of time specified in the statutory law if its home state or five (5) years. For purposes of the Act, pursuant to 12 U.S.C. 215(a)(d)(1)(C), a bank that has been chartered solely for the purpose of, and does not open for business prior to, acquiring control of, or acquiring all or substantially all of the assets of, an existing bank, shall be deemed to have been in existence for the same period of time as the bank to be acquired.

Subject to certain exceptions, a bank holding company is also prohibited from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank and from engaging directly or indirectly in activities unrelated to banking or managing or controlling banks. One of the exceptions to this prohibition permits activities by a bank holding company or its subsidiaries which the Federal Reserve has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is a proper incident to banking or managing or controlling banks, the Federal Reserve considers whether performance of the activity by an affiliate of a bank holding company can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration or unsound banking practices. The Federal Reserve has adopted regulations prescribing those activities which it presently regards as permissible for bank holding companies and their subsidiaries. Some of the activities are: servicing loans and other extensions of credit; performing certain data processing services; engaging in certain personal and real property leasing; making or acquiring loans and other extensions of credit as would be made by a mortgage, finance, credit card or factoring company; and under certain circumstances acting as any or all of the following: investment or financial advisor, insurance agent or broker, and underwriter for credit life insurance and credit accident and health insurance.

The Act, the Federal Reserve Act and the Federal Deposit Insurance Act also subject bank holding companies and their subsidiaries to certain restrictions on any extensions of credit by subsidiary banks to the bank holding company or any of its subsidiaries, or investments in the stock or other securities thereof, and on the taking of such stocks or securities as collateral for loans to any borrower. Further, under the Act and the regulations of the Federal Reserve, a bank holding company and its subsidiaries are effectively prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of any property or furnishing of services.

The Holding Company, upon consummation of the Merger, will become an SEC reporting company subject to the requirements of the 1934 Act. As a reporting company, the Holding Company will be required to file quarterly and yearly reports on Forms 10-Q and 10-K, respectively, and to comply with the proxy rules of the 1934 Act. In addition, certain "affiliates" of the Holding Company (as that term is defined in the 1934 Act) also will be required to make filings with the SEC.

There are various legislative enactments and regulations pending which could affect the business of the Holding Company. However, what other legislation might be enacted or what other regulations might be adopted, or if enacted or adopted the effect thereof, cannot be predicted.

                 INFORMATION REGARDING THE BANK

General

The Bank was organized as a national banking association in 1877 and has been in continuous operation since that date. It is engaged in the general commercial banking business through its main banking office located in Warren County, Ohio and through its 16 branch offices located in Warren, Butler, Clinton, Clermont and Hamilton Counties, Ohio. In addition, the Bank provides normal retail banking services, including the acceptance of demand, savings, money market and time deposits and the making of various types of loans. Other services provided by the Bank include collection, safekeeping, investment, trust and various other services to meet the public's banking needs. The significant banking market for Lebanon, which encompasses portions of Warren, Butler, Clinton, Clermont and Hamilton Counties, includes approximately 65 other commercial banks, 60 thrift institutions and 67 credit unions. The address of the main office of the Bank is 2 North Broadway, Lebanon, Ohio 45036; telephone (513) 932-1414. No changes in control of the Bank have occurred within the past 36 months.

Selected Financial Data

The following selected financial data has been derived from unaudited financial statements or call reports for the years ended December 31, 1994, 1995, 1996, 1997 and 1998. The information is based on financial statements provided by Bank management that contain all adjustments believed to be required to reflect financial condition and operating results fairly for the periods indicated. This data should be read in conjunction with the Bank's financial statements and their related notes contained in this Proxy Statement/Prospectus (see "INDEX TO FINANCIAL STATEMENTS").




                                         For the Years Ended December 31,
                                1998           1997       1996      1995     1994
                                      (In Thousands, Except Data Per Share)
Total Interest Income          $ 29,599    $ 27,777   $ 25,998  $ 24,750   $ 20,721
Net Interest Income              15,519      13,433     12,756    11,754     11,062
Provision For Loan Losses           191         291        288       281        257
Other Income                      3,455       2,974      2,573     2,563      2,559
Other Expenses                   10,910       8,903      7,851     7,443      7,015
Income Tax Expenses               2,426       2,178      2,195     1,997      1,942
Net Income                        5,447       5,035      4,995     4,596      4,407

Data Per Share:
                Net Income        30.95       28.61      28.38     26.11      25.04
                Cash Dividends    14.00       12.00       9.50      7.50       6.50
                Book Value       239.77      219.64     202.54    183.66     165.05

Total Assets (in Thousands)     432,159     421,027    369,476   351,117    328,117


The New Bank is being formed to facilitate the holding company conversion and is not an operating bank; therefore, no financial information has been provided for the New Bank.

Management's Discussion and Analysis of Financial Condition and
Results of Operations

The following discussion is presented to aid in understanding the financial condition and results of operations of Lebanon Citizens National Bank. This discussion should be read in conjunction with the financial statements included in this Proxy Statement/Prospectus. In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Bank's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences include changes in the economy and interest rates in the nation and the Bank's general market area, and the effect of Year 2000 on computer systems of the Bank and its customers.

Results of Operations.

 General. The Bank's net income increased $412,000, or by 8.2%, in 1998 to $5,447,000 or $30.95 per share compared to $5,035,000 or
$28.61 per share in 1997. Contributing to the increase was a $2.1 million, or 15.5%, increase in net interest income resulting from both an increase in average earning assets and a decrease in rates paid on deposits. Additionally, service charges and fees increased by $334,000 and gains on sales of securities were $234,000 in 1998 compared with no sales of securities in 1997. Average interest-earning assets increased $18.0 million, or 4.9%, to $384.9 million in 1998 from $366.9 million in 1997. The net tax-equivalent margin on average interest-earning assets increased to 4.22% in 1998 compared to 3.96% in 1997. Performance ratios for 1998 included a return on average assets of 1.30% and a return on average equity of 13.47%.

Net income for 1997 increased $40,000 from 1996, or .80%. The increase resulted from a $677,000 increase in net interest income, and a $401,000 increase in other operating income, partially offset by a $1.1 million increase in operating expenses. Operating expenses increased primarily as a result of the branch acquisitions. Average interest-earning assets increased $31.9 million, or 9.5%, to $366.9 million in 1997 from $335.0 million in 1996. The net tax-equivalent margin on average interest-earning assets decreased to 3.96% in 1997 compared to 4.03% in 1996. In 1997, return on average assets was 1.29% and return on average equity was 13.52%.

Other Income. Other income increased $481,000, or 16.2%, to $3.5 million in 1998 from $3.0 million in 1997. The increase is primarily due to a $335,000, or 20.0%, increase in fee income and securities gains of $234,000. There were no sales of securities in 1997 or 1996.

From 1996 to 1997, other income increased $401,000, or 15.6%, due primarily to a $313,000 increase in income from trust services.

Other Expense. Other expense increased $2.0 million, or 22.5%, from 1997 to 1998. This increase was primarily due to a $739,000, or 16.0%, increase in labor costs including pension and other benefits resulting from a full year of operating additional branch offices acquired or constructed in 1997. The Bank acquired three branch offices in September 1997 located in Oxford, Okeana and Waynesville, Ohio. The Bank's Wilmington branch was opened in October 1997. Additionally, amortization of intangibles acquired with the Oxford, Okeana, and Waynesville branches increased from $177,000 in 1997 to $611,000 in 1998. The intangibles are being amortized on a straight line basis over ten years. The Bank periodically reviews the acquired intangibles for impairment.

The $1.1 million increase in other expense from 1996 to 1997 resulted primarily from $476,000 in additional labor costs due in part to the additional branches and $177,000 in amortization of intangibles related to the acquisitions noted above.


Income Taxes. The Bank's effective tax rate of 30.8% in 1998 is 60 basis points greater than the rate in 1997 due to a decline in tax-exempt interest income as a percent of income before income taxes. The ratio in 1998 was 10.4% compared to 11.7% in 1997. The effective tax rate was 30.2% in 1997 compared to 30.5% in 1996.

Financial Condition.

Total Assets. Total assets increased $11.1 million, or 2.64%, from December 31, 1997 to December 31, 1998. The most significant changes from December 31, 1997 to December 31, 1998 were a $23 million, or 22.23%, increase in investment securities from $101 million to $124 million, a $3 million, or 1.27%, decrease in total loans from $270 million to $267 million, and a 56.6% decrease in combined federal funds sold and interest-bearing deposits in other financial institutions from $21 million to $9 million.

Securities increased as a result of shifting assets from lower-yielding overnight fed funds to higher-yielding securities and investment of incremental deposit proceeds. To help maximize the returns on the securities portfolio, the Bank hired an investment management advisor. As a result, the Bank shifted its portfolio to a higher weighting of corporate notes, U.S. Agency notes, and U.S. Agency mortgage backed securities from U.S. Treasury notes. Also contributing to the increase in dollar value of securities was a transfer of held-to-maturity securities to available-for-sale and the resulting mark-to-market. This incremental increase for the appreciation in the transferred securities represented less than $1 million of the total $23 million increase.

Residential real estate loans and consumer loans decreased $11.8 million and $2.9 million, respectively, while commercial loans increased $9.6 million from December 31, 1997 to December 31, 1998. The decrease in residential real estate loans is due to the implementation of a strategy to limit the volume of fixed rate loans added to the portfolio in 1998 as part of the Bank's ongoing management of interest rate risk. During 1998, an increasing number of borrowers opted to lock in low rates available through fixed rate products. To meet customer demand, the Bank continued to originate fixed rate real estate loans, however, most were immediately sold in the secondary market to the Federal Home Loan Mortgage Corporation (Freddie Mac). Fixed rate residential real estate loans originated for immediate sale to Freddie Mac were $11.6 million in 1998 compared to $280,000 in 1997. Variable rate loans were approximately 15% of total mortgage loans at December 31, 1998, compared to approximately 5% at December 31, 1997. The Bank retains servicing for all loans sold to Freddie Mac. Commercial loans increased as result of several significant new credit relationships.

Deposits. Deposits increased $9.6 million, or 2.6%, to $387 million at December 31, 1998, from $377.4 million at the close of 1997. Of this increase, noninterest-bearing demand deposits were $8.4 million or 20.3% greater than at year end 1997 and interest bearing deposits were up $1.2 million or .4%, net of a decrease in time deposits of $19.9 million. The Bank's strategy is to competitively price deposit products in the markets served with an emphasis on growing its lower-priced core deposits products.

Premises and Equipment. In January 1998, the Bank sold real estate in Waynesville associated with the consolidation of its branch operations in that community. The $33,000 gain realized on the sale in 1998 is included in Other Operating Income in the Statements of Income. Expenditures in 1998 were approximately $600,000 in renovations to branch offices and $383,000 for equipment purchases and data processing systems upgrades. The Bank plans to complete its branch renovation program in 1999.

The Bank owns its branches with the exception of three. The Otterbein, Oxford, and South Lebanon branches are leased under multi-year operating leases. The aggregate lease expense for the three branches was $64,000 in 1998. The current Otterbein lease expires in July 2005, the Oxford lease expires in May 2000, and the South Lebanon lease expires in July 2001. The Otterbein and South Lebanon leases include renewal options. The Bank is evaluating future alternative sites to relocate its branch within the Oxford community.

Allowance for Loan Losses. The allowance for loan losses is $2.0 million or .75% of total loans at December 31, 1998, compared to $2.2 million or .81% of total loans at year end 1997. The following table summarizes the activity in the allowance account for the past three years ($000s):

                                               1998          1997        1996

Balance- Beginning of year                    $2,200,000   2,000,000   1,800,000
Loans charged off:
      Commercial and industrial                  227,000           -       2,906
      Commercial, secured by real estate               -           -           -
      Residential real estate                      3,000           -           -
      Consumer, excluding credit card            153,000      93,000     100,000
      Agricultural                                     -           -           -
      Credit card                                 36,000      29,000      17,000
      Other                                            -           -           -
                                             ------------ ----------   ---------
Total Loans charged off                          419,000     122,000     119,906
                                                 -------     -------     -------
Recoveries:
      Commercial and industrial                        -           -           -
      Commercial, secured by real estate               -           -           -
      Residential real estate                          -           -           -
      Consumer, excluding credit card             26,000      25,000      29,000
      Agricultural                                     -           -           -
      Credit card                                  2,000       6,000           -
      Other                                            -           -           -
                                             -----------  ----------    --------
Total Recoveries                                  28,000      31,000      29,000
                                                  ------      ------      ------
Net charge-offs                                  391,000      91,000      90,906

Provision charged to operations                  191,000     291,000     288,000
                                                 -------     -------     -------
Balance - End of year                         $2,000,000   2,200,000   2,000,000
                                               =========   =========   =========


The $419,000 of charge-offs in 1998 includes one commercial loan for $227,000. The Bank had no loans on nonaccrual status at the end of 1998, 1997 or 1996. At December 31, 1998, 1997, and 1996, loans 90 days or more past due and still accruing interest were $374,000, $108,000, and $182,000, respectively. The Bank had no real estate acquired through or in lieu of foreclosure at December 31, 1998 or 1997.

Liquidity. Management closely monitors the level of liquid assets available to meet ongoing funding needs. It is management's intent to maintain adequate liquidity so that sufficient funds are readily available at a reasonable cost. Loans to deposits were 69% and 72%, at December 31, 1998, and 1997, respectively. The Bank experienced no liquidity or operational problems as a result of the current liquidity levels.

Regulatory Capital Requirements. The Bank is required by banking regulators to meet certain minimum levels of capital adequacy. These are expressed in the form of certain ratios. Capital is separated into Tier I capital (essentially shareholders' equity less goodwill and other intangibles) and Tier II capital (essentially the allowance for loan losses limited to 1.25% of risk-weighted assets). The first two ratios, which are based on the degree of credit risk in the Bank's assets, provide for weighting assets based on assigned risk factors and include off-balance sheet items such as loan commitments and stand-by letters of credit. The ratio of Tier I capital to risk-weighted assets must be at least 4.0% and the ratio of Total capital (Tier 1 capital plus Tier 2 capital) to risk-weighted assets must be at least 8.0%.The capital leverage ratio supplements the risk-based capital guidelines. Banks are required to maintain a minimum ratio of Tier 1 capital to adjusted quarterly average total assets of 3.0%. A summary of the regulatory capital of the Bank at December 31 follows ($000's):

                                          1998      1997

Regulatory Capital:
  Shareholders' equity                  $ 42,199    38,656
  Goodwill and other intangibles          (5,321)   (5,932)
  Net unrealized securities gains           (646)      (86)
                                         -------    -------
      Tier 1 risk-based capital           36,232    32,638
  Eligible allowance for loan losses       2,000     2,200
                                         -------    -------
      Total risk-based capital          $ 38,232    34,838
                                         =======    =======

Capital Ratios:
   Total risk-based                         15.1%     15.7%
   Tier 1 risk-based                        14.3%     14.8%
   Tier 1 leverage                           8.6%      7.9%

The FDIC, the insurer of deposits in financial institutions, has adopted a risk-based insurance premium system based in part on an institution's capital adequacy. Under this system, a depository institution is required to pay successively higher premiums depending on its capital levels and its supervisory rating by its primary regulator. It is management's intention to maintain sufficient capital to permit the Bank to maintain a "well-capitalized" designation (the FDIC's highest rating).

Year 2000 Compliance.

The Year 2000 problem exists because many computer operating systems and programs utilize two digits rather than four digits to define years for computer calculations. After December 31, 1999, any computer recognizing a two digit date may incur system failure or miscalculate date sensitive information. This is a particular problem for financial institutions, since many financial transactions, such as interest accruals and payments, are date sensitive. It may also affect the operations of third parties with whom the Bank does business, including vendors, suppliers, utility companies and customers.

LCNB has been addressing these challenges since April, 1997 when a Year 2000 Coordinator was appointed and a management team began taking action to become Y2K compliant. The Bank adopted the FFIEC's five-step approach of Awareness, Assessment, Renovation, Validation and Implementation as its guidelines to verify compliance.

At December 31, 1998, the Bank had completed the first three phases. The fourth phase, validation, consists of actual testing of all sensitive systems to critical dates published by the FFIEC. There are fourteen dates which could cause potential system problems, ranging from 4/9/1999 to 12/31/2001. At December 31, 1998, testing of four of the fourteen dates was complete with no detected errors. The remaining ten dates are less critical and testing of those is estimated to be complete by February 28, 1999. The implementation phase, which will require certification or non-certification of systems after testing, includes adoption of contingency plans on any non-certified systems. Based on positive results obtained thus far, it is anticipated that all systems will be certified Year 2000 compliant. It is estimated this final phase will be complete March 31, 1999.

The Bank is addressing the readiness of its vendors, major customers and other third parties that do business with the Bank. All business customers with loans greater than $100,000 were contacted regarding Year 2000 compliance. All municipalities for which the Bank holds more than $100,000 in bonds will be contacted and reviewed for Year 2000 compliance by March 31,1999. All loan customers have been reviewed with satisfactory results and all new loans will be checked for compliance before approved. All non-information technology systems were examined and none were found to be date sensitive, and therefore are compliant.

All system applications that were not Year 2000 compliant have been upgraded or replaced by new systems. The hardware and software costs incurred in 1998 for the purpose of becoming compliant was $68,000. There are no material system costs remaining to be incurred in 1999. The costs of new systems have been, or will be, recorded as an asset and depreciated over the appropriate lives.
The execution of the Banks plan to become Y2K compliant was performed entirely in-house. These internal costs were not tracked, however the majority of time spent by bank employees on Y2K issues is limited to the data processing and auditing departments.

Based on the Bank's significant investment in time and resources to prepare for the Y2K issues, and the highly regulated nature of the business, management anticipates the Bank can avoid any major detrimental effects. The worst case scenario is believed to stem from the potential of environmental Y2K failures, such as power or telecommunications, which are generally out of the Bank's control. Any operational disruptions caused by internal system failures can be backed up by the off-site processor according to the Bank's Disaster Recovery Plan.

Current regulatory guidelines require national banks to maintain a minimum total capital (shareholder's equity) ratio of 3.0% of total assets. Primary capital consists of shareholder's equity plus the allowance for loan and lease losses less any intangible assets. At December 31, 1998, the Bank's primary capital ratio was 15.1%. The Bank had $5,300,000 of intangible assets at December 31, 1998.

Supervision and Regulation

The Bank, as a national banking association, as defined under the National Bank Act, 12 U.S.C. 21 (the "Bank Act") is regulated primarily by the Comptroller of the Currency, and is also subject to various other federal and state laws. The New Bank will also be regulated by the Comptroller of the Currency and subject to other federal and state laws and regulations to the same extent as the Bank, and also to regulation as a subsidiary of a registered bank holding company.

The Bank Act permits a national banking association or a state bank to merge into a national banking association located within the same state, with the approval of the Comptroller of the Currency. The transaction must be approved by a majority of the board of directors of each association or state bank, be ratified and confirmed by the affirmative vote of the shareholders of each association or state bank owning at least two thirds of its capital stock outstanding, or by such greater proportion in the case of a state bank as the state where it is organized so require, at a meeting of the shareholders.
 Under the Bank Act, any shareholder who votes against the merger or who, prior to such meeting, notifies the presiding officer in writing, may receive the value of the shares held by him or her when the merger is approved by the Comptroller, when a written request is made to the merging bank at any time before thirty days after the consummation of the merger.

A national bank also may engage in an merger under the Bank Act with an out-of-state bank if it fulfills the requirements of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, 12 U.S.C. 1831(u) (the "Riegle-Neal Act"). The Riegle-Neal Act permits interstate branch banking and mergers, so long as none of the home states of the concerned banks has enacted a law after the date of enactment of the Riegle-Neal Act, September 24, 1994 and before June 1, 1997 that expressly prohibits merger transactions involving out-of-state banks. Ohio no longer has such prohibitive bank merger laws, nor do its neighboring states of Indiana and Kentucky. The Holding Company, however, has no current plans to acquire additional banks either within or outside of Ohio.

         MANAGEMENT OF THE BANK AND THE HOLDING COMPANY

Directors and Executive Officers

The conversion of the Bank into a holding company structure is simply a change in the legal structure of the present business of the Bank and is not meant to cause a change in any of the present management or business policies of the Bank. The Bank will continue to serve all of its shareholders, depositors and other customers as it has in the past.

The Holding Company has the same Directors as the Bank. However, the Board of Directors of the Holding Company is divided into three classes of Directors with overlapping terms. Class I will serve an initial one-year term, Class II, a two-year term and Class III, a three-year term. Commencing with the first annual meeting of the shareholders of the Holding Company, each Class whose members are to be elected will thereafter be elected to serve a three-year term. The Directors and Officers of the Holding Company are:

                           DIRECTORS

       CLASS I            CLASS II              CLASS III

Stephen P. Wilson       Marvin Young            M. Russell Horn
Howard Wilson           Kathleen Porter Stolle  George L. Leasure
Sam Kaufman             Corwin Nixon            William H. Kaufman
                                                James Miller

In addition, the Regulations of the Holding Company and of the New Bank provide that directors must qualify for their position by meeting certain age requirements. No person may stand for election as a director of the Holding Company or of the New Bank who has passed his or her 75th birthday. This age limitation will not apply to the individuals who currently serve as directors of the Holding Company or of the New Bank.

                        EXECUTIVE OFFICERS

Chairman/President:  Stephen P. Wilson

Senior Vice President:  D.J. Benjamin Jackson

Vice President/Trust Officer:  Bernard H. Wright, Jr.

Vice President/Chief Financial Officer:  Steve P. Foster

Vice President/Cashier:  Donald E. Williams

The following table sets forth information as to each person who currently serves as a Director or executive officer of the Bank and who also will serve as a Director of the Holding Company following the merger, and as to all such Directors and executive officers as a group, as well as the number of shares of the Bank beneficially owned by each as of December 31, 1998:




                                                                                        Shares of Common Stock of
                                                                                        the Bank Beneficially
                                                                                        Owned on December 31, 1998(1)

Name and Principal
Occupation During                   Position With    Position With
Past Five Years                     Bank             Holding Company        Age         Number         Percent of Class(2)
M. Russell Horn, Retired            Director         Director               81           4,300(3)       2.44%

Sam Kaufman(4), Retired retailer    Director         Director               93           1,330(5)       0.76%

William H. Kaufman(4),              Director         Director               55           1,671(6)       0.95%
Attorney at Law; former Municipal
Court Judge

George L. Leasure, President of     Director         Director               66              573(7)      0.33%
Ghent Manufacturing, Inc.

James B. Miller, Manager,           Director         Director               72            2,434(8)      1.38%
President and Director of
Greenwood Farms; CEO, Director
of Mound Steel Corp.

Corwin M. Nixon, Manager of Miami   Director         Director               85            1,279         0.73%
 Valley Trotting Club and Lebanon
 Trotting Club; farm owner

Kathleen Porter Stolle, Attorney    Director         Director               51            1,297(9)      0.74%
 at Law, former County Court Judge,
 former secretary/treasurer of
  Interscope Manufacturing, Inc.

Howard E. Wilson(10), Retired       Director         Director               71            6,000(11)     3.41%
Chairman and CEO of the Bank

Stephen P. Wilson(10), President,   President,       President              48            1,470(12)     0.84%
 CEO and Chairman of the Board of   CEO, Chairman    CEO,Chairman
 the Bank                           of the Board     of the Board

Marvin E. Young, Attorney at Law    Director         Director               83            4,900(13)     2.78%

All directors and executive                                                              25,254        14.35%
officers as a group (10 persons)

(1) Includes shares held in the name of spouses, minor children, certain relatives, trusts or estates whose share ownership under the beneficial ownership rules of the Securities and Exchange Commission, is to be aggregated with that of the Director or officer whose stock ownership is shown.

(2)  Following the merger, all percentage amounts as to Holding
Company ownership will remain unchanged.

(3) Includes 2,150 shares owned by Mr. Horn's spouse. All shares are held in revocable grantor trusts.

(4)  Sam Kaufman is the uncle of William H. Kaufman.

(5) All shares are held jointly with Mr. Kaufman's spouse in a revocable trust.

(6) Includes 700 shares held in trust, 420 shares held jointly with Mr. Kaufman's spouse, 115 shares owned by Mr. Kaufman's spouse, 40 shares owned by Mr. Kaufman's daughter and 38 shares held in trust for Mr. Kaufman's daughter.

(7) Includes 493 shares held jointly with Mr. Leasure's spouse and 40 shares owned by Mr. Leasure's spouse.

(8)  Includes 858 shares owned by Mr. Miller's spouse.

(9) Includes 760 shares held in an irrevocable trust of which Mrs. Stolle is one of several beneficiaries.

(10) Howard E. Wilson is the father of Stephen P. Wilson.

(11) Includes 2,990 shares held in a revocable grantor trust and 2,990 shares owned by Mr. Howard Wilson's spouse and also held in a revocable grantor trust.

(12)  Includes 1,270 shares held jointly with Mr. Stephen
Wilson's spouse.

(13) Includes 2,450 shares owned by Mr. Young's spouse. All shares are held in revocable grantor trusts.

All persons referred to above as currently being directors or officers of the Bank will continue to hold similar positions with the resulting bank after the merger is effective.

Executive Compensation

Two executive officers of the Bank had aggregate cash compensation for the year ended December 31, 1998 in excess of $100,000, including any cash bonuses. The following table sets forth information concerning the compensation of the Chief Executive
Officer and Senior Vice President:




                                    Annual Compensation             Long Term
                                                                   Compensation

                                                                  Securities
                                                                  Underlying Restricted
                                    Fiscal                        Options    Stock      Other Annual
Name        Principal Position      Year     Salary     Bonus(1)  Granted    Awards     Compensation
Stephen P.  CEO, President,         1998     $150,000 $47,475     n/a         n/a        11,873
Wilson      Chairman of the Board   1997      145,000  49,500     n/a         n/a         9,867
                                    1996      140,000  22,275     n/a         n/a         9,302

D.J.        Senior Vice President   1998       90,000  13,175     n/a         n/a         5,523
Benjamin                            1997       85,000  14,175     n/a         n/a         3,600
Jackson                             1996       81,000  12,705     n/a         n/a         3,508

(1)  Mr. Wilson's and Mr. Jackson's 1997 bonuses were paid in 1998, their 1996 bonuses were paid in 1997 and their 1995 bonuses were paid in 1996.  The 1998 bonuses will be paid in 1999.


The aggregate cash compensation paid to all executive officers of the Bank (5 persons) during the year ended December 31, 1998 was $582,317, which includes amounts paid in employee benefits on behalf of each employee.

The Board of Directors of the Bank meets weekly for a total of 52 meetings per year. Members of the Board of Directors hold 59 committee meetings. Directors receive approximately $1,155.00 per month for service on the Board of Directors. The Bank does not pay premiums for health and life insurance for directors with the exception of two directors who continue to receive health and life insurance as the result of the grandfathering of policies from a previous Bank board of directors.

Including Board meetings and Committee meetings, which all Directors attend, the Board of Directors met approximately fifty-two (52) times during the fiscal year ended December 31, 1998. Each incumbent Director attended at least 53.8% of the total number of Board meetings and over half of the Directors attended over 92.3% of the total number of meetings.

It is anticipated that the Holding Company will also compensate its directors for attendance at the Holding Company Board meeting. The decision as to whether and how much to give the Holding Company directors will be determined after the completion of the holding company conversion.

                     CERTAIN BENEFICIAL OWNERS

Under Rule 13(d) of the Securities Exchange Act of 1934, a beneficial owner of a security is any person who directly or indirectly has or shares voting power or investment power over such security. Such beneficial owner under this definition need not enjoy the economic benefit of such securities. There are no shareholders (or group as that term is used in Rule 13d-3) deemed to be beneficial owners of 5% or more of the Common Stock of the Bank as of December 31, 1997.

                  COMMON STOCK MARKET INFORMATION

There is currently no established public trading market for Bank Common Stock. It is anticipated that shareholder liquidity will be increased by the conversion of the Bank into a holding company structure, and, although there are no assurances that the Holding Company will be able to do so, management of the Holding Company expects to take steps in the future to enhance its shareholders' ability to trade Holding Company Common Stock.

During 1998, trade prices for shares of stock in the Bank, reported through registered securities dealers, were as follows:

                                     High        Low
First Quarter                        $430       $315
Second Quarter                        430        390
Third Quarter                         530        425
Fourth Quarter                        530        505

The Bank's Common Stock was held of record by approximately 564 persons as of December 31, 1998. Immediately following consummation of the merger, the Holding Company will have the same number of shareholders as the Bank had immediately prior to the merger except to the extent any shareholders elect to exercise dissenters' rights due to the conversion. Assuming there are no dissenting shareholders, the number of outstanding shares of the Holding Company will be exactly ten (10) times the number of shares as that of the Bank, or 1,760,000, and each shareholder's percentage ownership interest in the Holding Company after the merger will be identical to his or her percentage ownership interest in the Bank prior to the merger.

During the fiscal years ended December 31, 1996, 1997 and 1998, the Bank has paid dividends annually, as set forth in the following table:

           Period Ended        Dividend Paid Per Share

              1996                 $ 9.50
              1997                 $12.00
              1998                 $14.00


It is expected that the Holding Company will continue to pay dividends on a similar schedule, to the extent permitted by the business and other factors beyond management's control, see
"DESCRIPTION OF COMMON STOCK - Dividends."

      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In the ordinary course of conducting its banking business, the Bank may engage in banking transactions with the employees, directors and managers of the Bank which may include, but not be limited to, loans. All banking transactions with Bank employees, directors and managers are conducted on the same basis and terms as would be provided to any other customer of the Bank.

During 1998, the Bank paid John Mullins, the son-in-law of Mr. M. Russell Horn, $60,088 as gross compensation and reimbursement for repairs, maintenance and supplies for work on Bank property. Management believes that these services and supplies were obtained at prices and terms advantageous to the Bank. In the future, the Bank expects to obtain similar services from Mr. Mullins as needed.

The Bank retained Mr. William H. Kaufman's law firm during 1998 for legal services for the Bank in connection with various matters arising in the course of the Bank's business. The Bank contemplates using Mr. Kaufman's firm in the future on similar terms, as needed.

Mr. Howard Wilson retired as President of the Bank in 1992. Prior to his retirement he entered into a contract with the Bank deferring portions of his compensation until after retirement. During 1998, he received payments under the terms of the agreement.

The Bank retained Mr. Marvin E. Young's law firm during 1998 for legal services for the Bank in connection with various matters arising in the course of the Bank's business. The Bank contemplates using Mr. Young's firm in the future on similar terms, as needed.

In connection with the extension of credit to the Bank's customers, customers are charged for various documents, mortgages, etc. The Bank requires customers to use the legal services of Kaufman & Florence, a firm in which Mr. William H. Kaufman is a partner, or Young & Hubbell, a firm in which Mr. Young is a partner, for these matters.

                    LEGAL MATTERS

Certain legal matters will be passed upon for the Holding Company by Dinsmore & Shohl, its special counsel, 1900 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202.

                   OTHER BUSINESS

It is not anticipated that any other business will arise during the Annual Meeting as the management of the Bank has no other business to present and does not know that any other person will present any other business. However, if any other business should be presented at the meeting, the persons named in the enclosed proxy intend to take such action as will be in harmony with the policies of the management of the Bank.

                           By Order of The Board of Directors


Dated: March 18, 1999      Stephen P. Wilson
                           President

TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING, PLEASE
COMPLETE, DATE, SIGN AND MAIL PROMPTLY THE ENCLOSED PROXY, FOR WHICH A RETURN ENVELOPE IS PROVIDED.



               INDEX TO FINANCIAL STATEMENTS




                                                     PAGE

INDEPENDENT AUDITORS REPORT                            1


FINANCIAL STATEMENTS

Balance Sheets                                         2

Statements of Income                                   3

Statements of Changes in Shareholders' Equity          4

Statements of Cash Flows                               5

Notes to Financial Statements                       6-18

           REPORT OF J.D. CLOUD & CO. L.L.P. INDEPENDENT AUDITORS




To the Shareholders
Lebanon Citizens National Bank
Lebanon, Ohio

We have audited the accompanying balance sheets of the Lebanon Citizens National Bank as of December 31, 1998 and 1997, and the related statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lebanon Citizens National Bank as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.






/s/ J.D. CLOUD & CO. L.L.P.

Certified Public Accountants


Cincinnati, Ohio
January 13, 1999


                       LEBANON CITIZENS NATIONAL BANK

                            BALANCE SHEETS

At December 31  ($000's)
                                                       1998           1997
ASSETS:
   Cash and due from banks                        $   16,907         12,961
   Federal funds sold                                  3,800         17,400
                                                   ---------        -------
       Total cash and cash equivalents                20,707         30,361

   Interest-bearing deposits in banks                  5,492          4,000
   Federal Reserve Bank stock                            647            647
   Securities available for sale, at market value    123,040         30,092
   Securities held to maturity (market value
     $70,853 in 1997)                                      -         70,449
   Loans, net                                        265,057        268,294
   Premises and equipment, net                         8,102          7,616
   Accrued income receivable                           3,017          2,989
   Other assets                                        6,097          6,579
                                                    --------        -------
               TOTAL ASSETS                       $  432,159        421,027
                                                    ========        =======
LIABILITIES:
   Deposits -
      Demand                                      $   49,972         41,556
      NOW                                             54,910         45,879
      Money fund deposits                             23,942         26,660
      Savings                                         74,982         59,174
      IRA                                             29,888         30,899
      Certificates - $100,000 and over                37,252         35,931
      Other time certificates                        116,095        137,310
                                                    --------        -------
          Total deposits                             387,041        377,409
   Accrued interest and other liabilities              2,919          4,962
                                                    --------        -------
          TOTAL LIABILITIES                          389,960        382,371
                                                   ---------        -------
SHAREHOLDERS' EQUITY:
   Common stock, $60 par value, 176,000 shares
      authorized and outstanding                      10,560         10,560
   Surplus                                            11,000         11,000
   Retained earnings                                  19,993         17,010
   Accumulated other comprehensive income,
      net of taxes                                       646             86
                                                    --------        -------
         TOTAL SHAREHOLDERS' EQUITY                   42,199         38,656
                                                    --------        -------
               TOTAL LIABILITIES AND
                  SHAREHOLDERS' EQUITY            $  432,159        421,027
                                                    ========        =======

The accompanying notes to financial statements are an integral part of these statements.



                         LEBANON CITIZENS NATIONAL BANK
                              STATEMENTS OF INCOME


For the years ended December 31 ($000's, except per share amounts)


                                                       1998        1997         1996
INTEREST INCOME:
   Interest and fees on loans                         $ 23,047    21,385       19,322
   Interest on federal funds sold                          796       918        1,187
   Interest on deposits in banks                           289       239           39
   Interest on Federal Reserve Bank stock                   39        39           39
   Interest on investment securities -
         Taxable                                         4,612     4,354        4,521
         Non-taxable                                       816       842          890
                                                        ------    ------       ------
          TOTAL INTEREST INCOME                         29,599    27,777       25,998
                                                        ------    ------       ------

INTEREST EXPENSE:
  Interest on deposits -
      Money fund and NOW accounts                        1,706     1,616        1,473
      Savings                                            1,769     1,741        1,576
      IRA                                                1,737     1,680        1,560
      Certificates - $100,000 and over                   1,871     2,160        2,079
      Other time certificates                            6,949     7,101        6,514
                                                        ------    ------       ------
          Total interest on deposits                    14,032    14,298       13,202
   Interest on funds borrowed                               48        46           40
                                                        ------    ------       ------
          TOTAL INTEREST EXPENSE                        14,080    14,344       13,242
                                                        ------    ------       ------
          NET INTEREST INCOME                           15,519    13,433       12,756
PROVISION FOR LOAN LOSSES                                  191       291          288
                                                        ------    ------       ------
          NET INTEREST INCOME AFTER
            PROVISION FOR LOAN LOSSES                   15,328    13,142       12,468
                                                        ------    ------       ------
OTHER OPERATING INCOME:
   Trust income                                          1,082     1,118          805
   Service charges and fees                              2,007     1,673        1,684
   Securities gains                                        234         -            -
   Other operating income                                  132       183           84
                                                        ------    ------       ------
          TOTAL OTHER OPERATING INCOME                   3,455     2,974        2,573
                                                        ------    ------       ------
OPERATING EXPENSES:
   Salaries and wages                                    4,366     3,690        3,342
   Pension and other employee benefits                   1,007       944          816
   Equipment expenses                                      475       431          323
   Occupancy expense - net                                 867       690          574
   State franchise tax                                     578       535          485
   Marketing                                               423       317          323
   Intangible amortization                                 611       178            -
   Other operating expenses                              2,583     2,118        1,988
                                                        ------    ------       ------
          TOTAL OPERATING EXPENSES                      10,910     8,903        7,851
                                                        ------    ------       ------
          INCOME BEFORE INCOME TAXES                     7,873     7,213        7,190

PROVISION FOR INCOME TAXES                               2,426     2,178        2,195
                                                        ------    ------       ------
          NET INCOME                                  $  5,447     5,035        4,995
                                                        ======    ======       ======
Basic earnings per share                              $  30.95     28.61        28.38
                                                        ======    ======       ======
Weighted average shares outstanding (000's)                176       176          176
                                                        ======    ======       ======

The accompanying notes to financial statements are an integral part of these statements.


                                     LEBANON CITIZENS NATIONAL BANK
                              STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31 ($000's)


                                                                      Accumulated
                                                                      Other                        Total
                                    Common             Retained      Comprehensive  Comprehensive Shareholders'
                                    Shares   Surplus   Earnings         Income         Income        Equity
Balance, January 1, 1996          $10,560     11,000     10,764             -                      32,324

Net income                                                4,995                         4,995       4,995
                                                                                     =========
Cash dividends declared -
 $9.50 per share                                         (1,672)                                   (1,672)
                                  --------   --------   -------     -----------                    --------
Balance, December 31, 1996         10,560     11,000     14,087             -                      35,647

Net income                                                5,035                         5,035       5,035

Net unrealized gain on available-
   for-sale securities (net of
   taxes of $44)                                                           86              86          86
                                                                                      --------
Total comprehensive income                                                              5,121
                                                                                      ========
Cash dividends declared -
 $12.00 per share                                        (2,112)                                   (2,112)
                                  --------   --------    ------      -----------                   -------

Balance, December 31, 1997         10,560     11,000     17,010            86                      38,656

Net income                                                5,447                         5,447       5,447

Transition adjustment for the
   effect of a change in
   accounting principle                                                   473             473         473

Net unrealized gain on available-
   for-sale securities (net of
   taxes of $124)                                                         241             241         241

Reclassification adjustment for
   net realized gain on sale of
   available-for-sale securities
   included in net income (net
   of taxes of $80)                                                      (154)           (154)       (154)
                                                                                        ------
Total comprehensive income                                                              6,007
                                                                                        ======
Cash dividends declared -
 $14.00 per share                                        (2,464)                                   (2,464)
                                   ------     ------     ------         -----                      ------
Balance, December 31, 1998        $10,560     11,000     19,993           646                      42,199
                                   ======     ======     ======         =====                      ======

The accompanying notes to financial statements are an integral part of these statements.


                                   LEBANON CITIZENS NATIONAL BANK

                                     STATEMENTS OF CASH FLOWS


For the years ended December 31 ($000's)

                                                                   1998       1997        1996
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                                 $  5,447     5,035      4,995
      Adjustments to reconcile net income to net cash
         provided by operating activities -
           Depreciation and amortization                            1,799     1,476        850
           Deferred loan origination fees                            (585)     (677)      (452)
           Provision for loan losses                                  191       291        288
           Provision for deferred taxes                               (51)      (62)       113
           Realized gains on securities available for sale           (234)        -          -
           (Increase) decrease in interest receivable                 (35)     (355)       229
           Increase (decrease) in interest payable                   (110)       13         60
           Increase (decrease) in other accrued expenses, net         227       (66)      (160)
                                                                   ------     ------     ------
               TOTAL ADJUSTMENTS                                    1,202       620        928
                                                                   ------     ------     ------
          NET CASH PROVIDED BY OPERATING ACTIVITIES                 6,649     5,655      5,923
                                                                   ------     ------     ------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Net (increase) decrease in interest-bearing deposits in banks   (1,492)        -     (4,000)
   Proceeds from sales of securities available for sale             8,315         -          -
   Proceeds from maturities of securities available for sale       10,201     1,076          -
   Proceeds from maturities of securities held to maturity         32,010    32,666     52,268
   Purchases of securities available for sale                     (69,032)  (31,002)         -
   Purchases of securities held to maturity                        (3,076)  (12,642)   (34,551)
   Net decrease (increase) in loans                                 3,245   (22,096)   (34,364)
   Purchases of premises and equipment                             (1,363)   (1,932)    (1,506)

   Proceeds from certain asset sales                                  274         -        880
   Net change due to acquisition of branch offices                      -    32,757          -
                                                                 ---------   -------    -------
          NET CASH USED IN INVESTING ACTIVITIES                   (20,918)   (1,173)   (21,273)
                                                                 ---------   -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase (decrease) in deposits                              7,079    (1,861)    14,857
   Cash dividends paid                                             (2,464)   (2,112)    (1,672)
                                                                 ---------   -------    -------
          NET CASH PROVIDED BY (USED IN)
              FINANCING ACTIVITIES                                  4,615    (3,973)    13,185
                                                                 ---------   -------    -------
          NET CHANGE IN CASH AND CASH EQUIVALENTS                  (9,654)      509     (2,165)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                     30,361    29,852     32,017
                                                                 ---------   -------    -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                         $ 20,707    30,361     29,852
                                                                 ========== ========    =======
SUPPLEMENTAL CASH FLOW INFORMATION
CASH PAID DURING THE YEAR FOR:
   Interest                                                      $ 14,190    14,331     13,182
   Income taxes                                                     2,245     2,261      2,135

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Lebanon Citizens National Bank provides full banking services, including trust services, to customers primarily in the southwestern Ohio area of Warren, Hamilton, Clermont, Clinton and Butler counties. The accounting and reporting policies of the Bank conform with generally accepted accounting principles (GAAP) and with general practices within the banking industry. Presented below is a description of the significant accounting policies followed by the Bank. Certain prior period amounts have been reclassified to conform to current year presentation.

USE OF ESTIMATES-
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT SECURITIES-
Debt securities which the Bank has the intent and ability to hold to maturity are reported at amortized cost. Debt securities classified as available for sale and all equity securities are reported at fair value with unrealized holding gains and losses reported net of income taxes as Accumulated Other Comprehensive Income, a separate component of shareholders' equity. Amortization of premiums and accretion of discounts are recognized as adjustments to interest income using the level yield method. In 1998, the Bank adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." To enable the Bank in the future to designate a security as a hedged item in accordance with the provisions of SFAS No. 133, securities originally categorized as held-to-maturity were reclassified in 1998 as available-for-sale (see Recent Pronouncements and Accounting Changes). Realized gains or losses from the sale of securities are computed using the specific identification method. Federal Reserve Bank stock is restricted in marketability and value. It is reported at cost, which is its par value. Currently, the Bank does not hold any derivatives or conduct hedging activities as defined by SFAS No. 133.

LOANS AND ALLOWANCE FOR LOAN LOSSES-
Loans are stated at the principal amount outstanding, net of unearned income, including deferred loan fees, and an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The accrual of interest on impaired loans is discontinued when there is a clear indication that the borrower's cash flow may not be sufficient to meet payments as they become due. Subsequent cash receipts on nonaccrual loans are recorded as a reduction of principal, and interest income is recorded once principal recovery is reasonably assured. The current year's accrued interest on loans placed on nonaccrual status is charged against earnings. Previous years' accrued interest is charged against the allowance for loan losses.


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of loan yields. These amounts are being amortized over the lives of the related loans.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Loans are considered impaired when management believes, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured by the present value of expected future cash flows using the loan's effective interest rate. Impaired collateral-dependent loans may be measured based on collateral value. Smaller-balance homogenous loans, including residential mortgage and consumer installment loans, are collectively evaluated for impairment.

PREMISES AND EQUIPMENT-
Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on both the straight-line and accelerated methods over the estimated useful lives of the assets. Costs incurred for maintenance and repairs are expensed currently.

MARKETING EXPENSE-
Marketing costs are expensed as incurred.

EMPLOYEE BENEFITS-
The Bank has a noncontributory pension plan covering full-time employees. The retirement plan cost is made up of several components that reflect different aspects of the Bank's financial arrangements as well as the cost of benefits earned by employees. These components are determined using the projected unit credit actuarial cost method and are based on certain actuarial assumptions.

INCOME TAXES-
Certain income and expenses are recognized in different periods for financial reporting than for purposes of computing income taxes currently payable. Deferred taxes are provided on such temporary differences. These differences relate principally to the allowance for loan losses, loan origination fees, pension expense and depreciation.

STATEMENTS OF CASH FLOWS-
For purposes of reporting cash flows, cash equivalents include all highly liquid investments with original maturities of three months or less.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

EARNINGS PER SHARE-
Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. The Company's capital structure includes no potential for dilution. There are no warrants, options or other arrangements that would increase the number of shares outstanding.

RECENT PRONOUNCEMENTS AND ACCOUNTING CHANGES-
Effective January 1, 1998, the Bank adopted SFAS No. 130, "Reporting Comprehensive Income." The new rules establish standards for reporting comprehensive income and its components in financial statements. Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under generally accepted accounting principles, are excluded from net income. For the Bank, such items consist solely of unrealized gains and losses on investment securities available for sale. The adoption of SFAS No. 130 did not have an impact on the Bank's financial position or results of operations, but did affect the presentation of the Bank's statement of changes in shareholders' equity and balance sheet.

SFAS No. 131, "Disclosures about Segments of an Enterprise and
Related Information" became effective in 1998. The nature of the Bank's operations are such that there are no additional disclosure requirements under SFAS No. 131.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". In most instances the standard, once adopted, precludes any held-to-maturity security from being designated as a hedged item. The Bank adopted SFAS No. 133 in the fourth quarter of 1998. To provide the flexibility in the future to designate securities as hedged items the Bank recatagorized its held-to-maturity securities as available for sale. The amortized cost and related unrealized net gain of the transferred securities was $42,768,000 and $716,000, respectively, at the date of transfer. This change in accounting principle had no effect on reported net income. Comprehensive income increased $473,000 after income taxes of $243,000 allocated to this component of other comprehensive income.

NOTE 2 - ACQUISITION

On September 15, 1997, the Bank purchased three Ohio branch offices of KeyBank N.A. located in Waynesville, Oxford and Okeana. The transaction was accounted for as a purchase and, accordingly, the results of operations of the acquired branches prior to September 15, 1997 are excluded from the Bank's financial statements. All assets acquired and liabilities assumed were recorded at fair value. The Bank received $33 million in cash, $10 million in loans, $1 million in premises and furnishings, and total deposits of $50 million. The intangible asset of $6 million, representing the excess of the cost of the acquisition over the face value of net tangible assets acquired, is being amortized using the straight-line
method over 10 years.   At December 31, 1998 and 1997, the
intangible which

NOTE 2 - ACQUISITION (Continued)

is included in other assets in the balance sheets was $5.3 million and $5.9 million, respectively. The Bank periodically reviews intangible assets for possible impairment.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated market value of investment securities at December 31 are summarized as follows ($000's):

                                                                 1998

                                             Amortized      Unrealized  Unrealized    Market
                                                Cost        Gains         Losses      Value
Securities available for sale:
  U.S. Treasury notes                        $ 28,152         239              -      28,391
  U.S. Agency notes                            23,134         156            100      23,190
  U.S. Agency mortgage-
   backed securities                           17,394          62             50      17,406
  Corporate notes                              24,318          91             33      24,376
  Municipal securities                         29,063         635             21      29,677
                                              -------        -----         -----      ------
                                             $122,061       1,183            204     123,040
                                              ========      ======         =====     =======


                                                                1997
                                             Amortized      Unrealized  Unrealized  Market
                                               Cost          Gains       Losses     Value
Securities available for sale:
  U.S. Treasury notes                    $ 1,005              15             -      1,020
  U.S. Agency notes                        8,038              38             -      8,076
  U.S. Agency mortgage-
   backed securities                       8,205              12            11      8,206
  Corporate notes                          8,074              14             8      8,080
  Municipal securities                     4,639              77             6      4,710
                                           -----             ----          ----    ------
                                         $29,961             156            25     30,092
                                          =======            ====          =====   =======

Securities held to maturity:
  U.S. Treasury notes                    $56,188             194            37     56,345
  Municipal securities                    14,261             249             2     14,508
                                          ------             ----          ----    -------
                                         $70,449             443            39     70,853
                                          ======             ====          ====    =======


Contractual maturities of debt securities at December 31, 1998, were as follows ($000's). Actual maturities may differ from contractual maturities when borrowers have the right to call or prepay obligations.

                                    Available for Sale
                               Amortized           Market
                                Cost                Value

Due within one year          $ 37,066            37,309
Due from one to five years     44,378            44,940
Due from five to ten years     20,010            20,136
Due after ten years             3,213             3,349
                              -------          ---------
                              104,667           105,634
U.S. Agency mortgage-
  backed securities            17,394            17,406
                              -------          --------
                             $122,061           123,040
                              =======          ========

Gross gains realized on sales of securities available for sale were $234,000 for 1998. There were no realized losses during 1998.
There were no sales of investment securities during 1997 or 1996. Investment securities with a carrying value of $45,186,000 and $35,805,000 at December 31, 1998 and 1997, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.


NOTE 4 - LOANS

Major classifications of loans at December 31 are as follows
($000's):
                                       1998        1997

Commercial and industrial           $ 20,640      13,905
Commercial, secured by real estate    53,907      51,088
Residential real estate              154,111     165,908
Consumer, excluding credit card       32,302      35,167
Agricultural                           2,370       1,645
Credit card                            2,574       2,461
Other                                    966         332
                                     -------     -------
                                     266,870     270,506
Deferred costs (fees), net               187         (12)
                                     -------     -------
                                     267,057     270,494
Allowance for loan losses             (2,000)     (2,200)
                                     -------     -------
        Loans-net                   $265,057     268,294
                                     =======     =======

NOTE 4 - LOANS (Continued)

Mortgage loans serviced for the Federal Home Loan Mortgage
Corporation are not included in the accompanying balance sheets.
The unpaid principal balances of those loans at December 31, 1998 and 1997 were $14,747,000 and $5,102,000, respectively.

Changes in the allowance for loan losses were as follows ($000's):

                                    1998     1997       1996

BALANCE-BEGINNING OF YEAR          $2,200    2,000     1,800
Provision for loan losses             191      291       288
Charge offs                          (418)   ( 122)    ( 117)
Recoveries                             27       31        29
                                    ------   ------    -------
BALANCE-END OF YEAR                $2,000    2,200     2,000
                                    ======   ======    =======

There were no nonaccrual loans at December 31, 1998 or 1997. Interest income that would have been recorded in 1998, 1997 and 1996 if nonaccrual loans had been current and in accordance with their original terms, was not material. At December 31, 1998 and 1997, the recorded investment in loans for which impairment has been recognized in accordance with FASB Statement No. 114 was not material. The Bank is not committed to lend additional funds to debtors whose loans have been modified to provide a reduction or deferral of principal or interest because of a deterioration in the financial position of the borrower.


NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 are summarized as follows
($000's):

                                         1998       1997

   Land                                $ 1,550     1,655
   Buildings                             7,254     6,819
   Equipment                             6,473     6,090
                                        ------    ------
        Total                           15,277    14,564
     Less-Accumulated depreciation       7,175     6,948
                                        ------    ------
        Premises and Equipment-Net     $ 8,102     7,616
                                        ======    ======

Depreciation charged to income was $ 636,000 in 1998, $565,000 in 1997 and $396,000 in 1996.

NOTE 6 - DEPOSIT LIABILITIES

Contractual maturities of certificates of deposit at December 31, 1998 were as follows ($000's):






                           Certificates    All other
                           over 100,000   Certificates    Total
Year ending December 31
1999                       $28,767          80,761     109,528
2000                         6,032          25,324      31,356
2001                         1,847           4,591       6,438
2002                           406           3,886       4,292
2003                           100             950       1,050
Thereafter                     100             583         683
                           -------         -------     -------
                           $37,252         116,095     153,347
                           =======         =======     =======

NOTE 7 - EMPLOYEE BENEFITS

The Bank's noncontributory defined benefit retirement plan covers all regular full-time employees. The benefits are based on years of service and the employee's highest average compensation during five consecutive years. Pension costs are funded based on the Plan's actuarial cost method and are limited to amounts currently deductible for federal income tax purposes.

The components of net periodic pension cost are summarized as follows ($000's):

                                       1998     1997       1996

Service cost                          $  279    232        223
Interest cost                            157    154        132
Expected return on Plan assets          (140)  (134)      (118)
Amortization of unrecognized transition
   obligation                             17     17         17
Recognized net actuarial loss             43     50         37
                                       -----   -----       ----
        Net periodic pension cost     $  356    319        291
                                       =====   =====       ====

NOTE 7 -EMPLOYEE BENEFITS (Continued)

A summary of the Plan's funded status and prepaid benefit cost, the latter included in Other Assets on the Bank's balance sheets, at December 31 follows ($000's):
                                                           1998      1997
Change in projected benefit obligations
Projected benefit obligation at beginning of year       $  3,008    2,789
Service cost                                                 279      232
Interest cost                                                157      154
Actuarial losses (gains)                                     188      (66)
Benefits paid                                               (356)    (101)
                                                          ------    ------
Projected benefit obligation at end of year                3,276    3,008
                                                          ------    ------
Change in plan assets
Fair value of plan assets at beginning of year             2,646    2,214
Actual return on plan assets                                 111      132
Employer contribution                                        479      401
Benefits paid                                               (356)    (101)
Fair value of plan assets at end of year                   2,880    2,646
Funded status                                               (396)    (362)
Unrecognized net actuarial loss                            1,070      903
Unrecognized transition obligation                            61       78
                                                          ------    -----
Prepaid benefit cost                                     $   735      619
                                                          ======    =====


The Plan's assets are exclusively certificates of deposit with the Bank. In determining the actuarial present value of the projected benefit obligation, the following assumptions were used:

                                                   1998    1997

Assumed discount rate                              5.50%   5.50%
Expected long-term rate of return on Plan assets   5.50%   5.50%
Rate of increase in future compensation levels     4.00%   4.00%

The Bank has a benefit plan which permits eligible officers to defer a portion of their compensation. The deferred compensation, with accrued interest, is distributable in cash after retirement or termination of employment. The amount of such deferred compensation at December 31, 1998 and 1997, was $235,000 and $170,000,
respectively. The Bank also has a supplemental income plan which provides a covered employee a certain sum based on a percentage of average compensation, payable annually for ten years upon retirement. The projected benefit obligation included in other liabilities for this supplemental income plan at December 31, 1998 and 1997, is $51,000 and $32,000, respectively. The discount rate used to determine the present value of the obligation was 6.5% in 1998 and 1997. The service cost associated with this plan in each of the three years 1998, 1997 and 1996 was approximately $16,000. Interest costs were not material. Both of these plans are nonqualified and unfunded. Participation in each plan is limited to a select group of management.


NOTE 8 - INCOME TAXES

The provision for federal income taxes consists of ($000's):

                                     1998       1997    1996

Income taxes currently payable     $2,477      2,290    2,082
Deferred income taxes resulting
  from temporary differences-
  Provision for loan losses            68        (68)     (68)
  Loan origination fees-net           (73)       (35)     136
  Pension and deferred compensation    12        (14)      (1)
  Depreciation and amortization       (58)         5       46
                                    ------     -----     -----
      Total deferred income taxes     (51)      (112)     113
                                    ------     -----     -----
Provision for income taxes         $2,426      2,178    2,195
                                    ======     =====    ======

A reconciliation between the statutory income tax rate and the Bank's effective tax rate follows:

                                     1998        1997     1996

Statutory tax rate                   34.0%       34.0     34.0
Increase (decrease) resulting from-
  Tax exempt interest                (2.9)       (3.4)    (3.6)
  Other-net                          ( .3)        (.4)      .1
                                     ----        -----    ----
Effective tax rate                   30.8%       30.2     30.5
                                     ====        =====    ====

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Bank has not recorded a valuation reserve related to deferred tax assets. Deferred tax assets and liabilities at December 31 consist of the following ($000's):

                                           1998        1997

Deferred tax assets:
 Allowance for loan losses                $ 522        590
 Amortization of intangibles                 83         14
                                           ----        ----
                                            605        604
                                           ----        ----
Deferred tax liabilities:
 Depreciation of premises and equipment    (144)      (133)
 Unrealized gains on securities available
  for sale                                 (333)      ( 44)
 Deferred loan fees                        (193)      (266)
 Pension and deferred compensation         (153)      (141)
                                           -----      -----
                                           (823)      (584)
                                           -----      -----
     Net deferred tax                     $(218)        20
                                           =====      =====

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. They involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.

The Bank had commitments to extend credit aggregating $54,417,000 and $39,728,000 at December 31, 1998 and 1997, respectively. The
Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. No significant losses are anticipated as a result of these commitments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable; inventory; property, plant and equipment; residential realty; and income-producing commercial properties.

The Bank is party to various claims and proceedings arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such proceedings and claims will not be material to the financial position of the Bank.


NOTE 10 - RELATED PARTY TRANSACTIONS

The Bank has entered into related party transactions with various directors and executive officers. Such transactions originate in the normal course of the Bank's operations as a depository and lending institution. At December 31, 1998 and 1997, certain executive officers, directors and associates of such persons were indebted to the Bank directly or as guarantors in the aggregate amount of $ 3,280,000 and $3,021,000, respectively. During 1998, $632,000 in new loans were made; repayments totaled $373,000.

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and estimated fair values of financial instruments as of December 31, were as follows ($000's):

                                                 1998                           1997
                                        Carrying         Fair           Carrying       Fair
                                        Amount           Value          Amount         Value
FINANCIAL ASSETS:
  Cash and cash equivalents            $ 20,707          20,707          30,361         30,361
  Interest-bearing deposits in banks      5,492           5,492           4,000          4,000
  Securities available for sale         123,687         123,687          30,739         30,739
  Securities held to maturity                 -               -          70,449         70,853
  Loans, net                            265,057         264,439         268,294        265,114

FINANCIAL LIABILITIES:
  Deposits                             $387,041         388,176         377,409        377,476



The fair value of off-balance-sheet financial instruments at December 31, 1998 and 1997, was not material.

Fair values of financial instruments are based on various assumptions, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in actual transactions. In addition, because the required disclosures exclude certain financial instruments and all nonfinancial instruments, any aggregation of the fair value amounts presented would not represent the underlying value of the Bank. The following methods and assumptions were used to estimate the fair value of certain financial instruments:

Cash and cash equivalents
The carrying amounts presented are deemed to approximate fair value.

Interest-bearing deposits in banks
Fair value is estimated for these certificates of deposit by discounting the future cash flows at current rates.



NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS  (Continued)

Investment Securities
Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans
Fair value is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits
The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.


NOTE 12 - REGULATORY MATTERS

The payment of dividends is subject to restriction by regulatory authorities. The restrictions generally limit dividends to the current and prior two years' retained net earnings. In addition, dividend payments may not reduce capital levels below minimum regulatory guidelines. Accordingly, future dividends may require the prior approval of the Comptroller of Currency.

The Federal Reserve Act requires depository institutions to maintain cash reserves with the Federal Reserve Bank. In 1998 and 1997, the Bank was required to maintain average reserve balances of $6,538,000 and $4,597,000, respectively.

The Bank must meet certain minimum capital requirements set by federal banking agencies. For various regulatory purposes, institutions are classified into one of five categories based upon capital adequacy. The categories range from "well-capitalized" to "critically-undercapitalized." The "well-capitalized" category requires total risk-based capital of at least 10%, tier 1 risk-based capital of at least 6% and leverage capital of at least 5%. The minimum regulatory capital ratios are 8% for total risk-based, 4% for Tier 1 risk-based, and 3% for leverage. As of the most recent notification from its regulators, the Bank was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. A summary of the regulatory capital of the Bank at December 31 follows ($000's):


NOTE 12 - REGULATORY MATTERS (Continued)

                                          1998     1997
Regulatory Capital:
   Shareholders' equity                 $42,199   38,656
   Goodwill and other intangibles        (5,321)  (5,932)
   Net unrealized securities gains         (646)     (86)
                                         -------  ------
   Tier 1 risk-based capital             36,232   32,638

   Eligible allowance for loan losses     2,000    2,200
                                         ------   ------
     Total risk-based capital           $38,232   34,838
                                         ======   ======
Capital Ratios:
  Total risk-based                         15.1%    15.7%
  Tier 1 risk-based                        14.3%    14.8%
  Tier 1 leverage                           8.6%     7.9%


NOTE 13 - OTHER DEVELOPMENTS

On September 28, 1998, the Board of Directors adopted a plan of reorganization to form a one-bank holding company. Under the proposed plan, in the second quarter of 1999, each shareholder of the Bank would receive ten common shares of the newly-formed holding company in exchange for one common share of the Bank. The shareholders of the Bank would retain the same percentage ownership of the holding company as each shareholder held of the Bank's shares prior to the reorganization. Thereafter, the Bank would be a wholly-owned subsidiary of the holding company. The plan is subject to approval by the Bank's shareholders and federal regulatory authorities.

                    APPENDIX A TO PROXY STATEMENT

                     PLAN AND AGREEMENT OF MERGER

This Plan and Agreement of Merger, dated as of __________, 1999, is hereby entered into by and between Lebanon Citizens National Bank, Lebanon, Ohio, a national banking association organized and existing under the laws of the United States, whose address is 2 North Broadway, Lebanon, Ohio, 45036 (the "Bank"), and LCNB Corp., a corporation formed under the General Corporation Law of the State of Ohio ("Holding Company"). In addition, as soon as reasonably and legally possible Holding Company will form as a wholly-owned subsidiary, a new national banking association organized and existing under the laws of the United States ("New Bank") under the name The LC Interim National Bank, which will upon such formation become a party to this Agreement and to the Agreement of Merger attached hereto and made a part hereof as Exhibit A. All obligations of the New Bank will, until properly assumed by it by its execution of this Agreement, be made and assumed on its behalf by Holding Company. The Bank, Holding Company and the New Bank are herein sometimes referred to collectively as the "Parties", and individually as a "Party".

                         W I T N E S S E T H:

WHEREAS, Holding Company will, upon the formation of the New Bank be the owner of all the outstanding shares of the capital stock of the New Bank;

WHEREAS, the Parties desire and contemplate that on the Closing Date (as hereinafter defined) the Bank shall merge with and into the New Bank, with the New Bank as the corporation surviving, pursuant to the Agreement of Merger attached hereto and made a part hereof as Exhibit A (the "Agreement of Merger" or "Merger Agreement"), and thereupon the New Bank, as successor to the Bank shall commence business as a bank under the name Lebanon Citizens National Bank in Warren County, Ohio;

WHEREAS, upon the consummation of the merger contemplated by the Agreement of Merger (the "Merger") the shares of the outstanding Common Stock, par value $60 per share, of the Bank (other than those held by dissenting shareholders) ("Bank Common Stock") shall be converted into newly issued shares of the Common Stock without par value of Holding Company at the rate of ten (10) shares of the Common Stock of Holding Company for each share of Bank Common Stock issued and outstanding on the effective date of the Merger, and immediately after the Closing Date, Holding Company will own all of the outstanding shares of the New Bank, and the former shareholders of the Bank will own all of the outstanding shares of Common Stock of Holding Company; and

WHEREAS, this Agreement and the Agreement of Merger (collectively the "Agreements"), and the transactions and other acts respectively contemplated thereby, have been authorized and approved by the Boards of Directors of the Bank and Holding Company, and upon its formation by the Board of Directors of the New Bank.

NOW, THEREFORE, the Bank, Holding Company and the New Bank agree as follows:

A.  The Closing Date

The transactions contemplated by this Agreement shall be consummated and the "Closing" shall occur as of the close of business on the date (the "Closing Date") the Merger is approved in final form by the Comptroller of the Currency (together with the issuance of all requisite certificates).

B.  Efforts Prior To The Closing

The Parties will each use all reasonable efforts to cause the Closing to occur and the conditions set forth in Section D hereof to be satisfied with all reasonable dispatch, and none of them will undertake any course of action inconsistent with such intended result.

C.  The Closing

Upon the Closing, Holding Company will issue to such person or persons as the Bank shall designate in writing the shares of Holding Company's Common Stock, without par value, ("Holding Company
Common") necessary to consummate the merger under the Agreement of Merger.

From and after the Closing each holder of a certificate or certificates theretofore representing shares of Bank Common Stock shall surrender such certificate or certificates to the Bank and shall receive in exchange therefor, in respect of the certificate or certificates so surrendered, a certificate or certificates representing the number of shares of Holding Company Common into and for which the shares of Bank Common Stock theretofore represented by such surrendered certificate or certificates have been converted pursuant to the provisions of Article III, Section 3.1 of the Agreement of Merger.

Until surrendered pursuant to the provisions hereof, each certificate or certificates theretofore representing shares of Bank Common Stock shall be deemed for all purposes (other than for the payment of dividends or other distributions, if any, to the shareholders of Holding Company) to represent the number of shares of Holding Company into and for which the shares of Bank Common Stock theretofore represented thereby shall have been converted pursuant to the provisions of Article III, Section 3.1 of the Agreement of Merger.

No dividends or other distributions, if any, payable to the holders of shares of Holding Company Common shall be paid to the holders of a certificate or certificates theretofore representing shares of Bank Common Stock; provided however, that upon the surrender and exchange of such certificate or certificates theretofore representing shares of Bank Common Stock pursuant to the provisions hereof, there shall then be paid to the record holders of a certificate or certificates for shares of Holding Company Common issued in exchange therefor the amount, without interest thereon, of all dividends and other distributions, if any, declared with respect to shares of Holding Company Common to holders of record of shares of Holding Company Common as of any record date after the Closing and prior to or coincident with the date of such surrender and exchange, with respect to the number of shares of Holding Company Common represented thereby.

D.  Conditions Precedent

The obligations of each of the Parties to cause the transactions respectively contemplated by this Agreement, the Agreement of Merger and thus the Closing to occur, shall be subject to the satisfaction of the following conditions except as such Party may waive the same in writing in accordance with Section E hereof:

(1) Action by Comptroller of the Currency. At or prior to the Closing, the Comptroller of the Currency, the head of the federal government agency that regulates national banks, shall have:

(a) approved in final form the incorporation and formation of the New Bank as a national banking association under and pursuant to the laws of the United States; and

(b) approved this Agreement and the Agreement of Merger, as well as the Merger contemplated thereby, in accordance with the applicable laws of the United States;

and each such approval shall be in full force and effect at the Closing Date.

(2) Orders by the Board of Governors of the Federal Reserve System. At or prior to the Closing, the Board of Governors of the Federal Reserve System (i) shall have granted Holding Company's application for approval to become a bank holding company pursuant to Section 3(a)(1) of the Bank Holding Company Act of 1956, as amended, and consummation of the transactions contemplated by this Agreement shall be in compliance with such approval, which shall be in full force and effect at the Closing.

(3) Bank Shareholder Approval. This Agreement and the Agreement of Merger shall have been duly adopted and approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the Bank's Common Stock entitled to vote on the proposal to so approve such Agreements.

(4) Securities Law Compliance. The Shares of the Holding Company's Common Stock to be issued to the holders of Bank Common Stock upon the consummation of the merger in exchange for their shares of Bank Common Stock shall be duly registered under the Securities Act of 1933, as amended, under a registration statement on Form S-4 and in accordance with the terms and conditions of the regulations of the Securities and Exchange Commission, and also properly registered or otherwise qualified under all other applicable state securities laws, as legally required, and no stop order shall be in effect under any such federal or state securities law.

(5) Tax Consequences. At or prior to the Closing, the Parties shall be confident that for Federal income tax purposes (a) the Merger will constitute a reorganization within the meaning of
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended,
(b) no gain or loss will be recognized by any shareholder of the Bank upon the exchange of Bank Common Stock for Holding Company Common Stock in the Merger, (c) the basis of the Holding Company Common Stock so received by a Bank shareholder upon the Merger will be, in the hands of such shareholder, the same as the basis of the Bank Common Stock surrendered in exchange therefor, and (d) the holding period of the Holding Company Common Stock thus received by a shareholder of the Bank will include the holding period of the shares of Bank Common Stock surrendered in exchange therefor provided that such shares are capital assets in the hands of the shareholders.

(6) Shareholders Dissent. The shareholders of the Bank shall have taken the action contemplated by paragraph D(3) herein and the holders in the aggregate of not more than 8,800 shares (5% of the 176,000 total outstanding shares) of Bank Common Stock (or such lesser number as may be required to comply with any conditions or requirements imposed by the Comptroller of the Currency or the Board of Governors of the Federal Reserve System) shall have either voted against the Merger or given notice in writing at or prior to the meeting at which the Merger was ratified and confirmed that they dissent from the Merger, in accordance with applicable law.

(7) Litigation. On the Closing Date there shall be no court order in effect enjoining or preventing consummation of any of the transactions contemplated by this or any of the other Agreements; and there shall be no litigation, governmental investigation or proceeding pending or threatened for the purpose of enjoining or preventing the consummation of any of the transactions contemplated by this or any of the other Agreements or otherwise claiming that such consummation is improper and which the Board of Directors of the Bank shall in good faith determine, with advice of counsel, (i) has a reasonable likelihood of being successfully prosecuted, and
(ii) if successfully prosecuted, would materially and adversely affect the benefits intended for the shareholders of the Bank under this Agreement.

(8) Opinion of Counsel. Messrs. Dinsmore & Shohl shall be prepared to deliver to the Parties their opinion, dated the Closing Date, to the effect that (i) Holding Company and the New Bank both are duly incorporated, validly existing and in good standing, and have all requisite power and authority to own properties and conduct the business herein contemplated to be owned and conducted by each of them after the Closing Date, under, in each case, the laws of each corporation's state of incorporation; (ii) each of the Agreements, as well as the transactions respectively contemplated thereby, have been duly authorized and approved by all requisite corporate action on the part of each of the respective parties thereto; (iii) the Merger has become effective pursuant to all applicable federal laws and all applicable laws of the State of Ohio, and upon becoming effective each of the outstanding shares of Bank Common Stock (excluding shares held by those shareholders of the Bank who perfected their rights as dissenting shareholders under applicable federal law) was converted into ten (10) shares of Holding Company Common Stock as contemplated by the Merger Agreement; and (iv) all of the outstanding shares of Holding Company Common Stock are duly authorized, validly issued, fully paid and non-assessable. Messrs. Dinsmore & Shohl shall also be prepared to give all such other written opinions at the Closing Date as any of the Parties reasonably may request.

(9) Board of Directors of Holding Company. Upon the Closing, the Board of Directors of Holding Company shall consist of such persons as shall have been elected by the shareholders of the Holding Company, as sole shareholder of the New Bank, acting under the direction of the Holding Company's Board of Directors.

(10) Holding Company Articles. Prior to Closing, Holding Company shall not have amended its Articles of Incorporation to other than the form set forth in Exhibit B attached hereto and made a part hereof except to increase its authorized capital stock to 3,000,000 shares of Common Stock without par value. (Also attached hereto as a part of Exhibit B but not subject to any restriction on amendment are the Code of Regulations of Holding Company.)

(11) Holding Company Common Stock. The Shares of Common Stock into which the Shares of Common Stock of the Bank will be converted upon the consummation of the merger shall be validly issued and outstanding fully paid and non-assessable.

E.  Miscellaneous

(1) Termination. This Agreement may be terminated and the Agreement of Merger may be terminated and abandoned prior to the Closing, either before or after the meeting of the Bank's shareholders herein provided for: (a) by mutual consent of the Parties, authorized by their respective Boards of Directors; or (b) by written notice from any Party to the other Parties, authorized by the Board of Directors of the Party giving such notice, if any of the other Parties shall have breached in any material respect any of the obligations hereunder and such breach shall not have been abated; or (c) by written notice from the Bank to the other Parties, authorized by the Board of Directors of the Bank if the Closing shall not have occurred by September 30, 1999.

(2) Waiver and Amendment. Any of the provisions of the Agreements may be waived at any time by any Party which is, or the shareholders which are, entitled to the benefit thereof upon the authority of the Board of Directors of such Party, provided that as to such waiver after the last vote of the shareholders of such Party with respect to the Agreements, such waiver shall not, in the judgment of the Board of Directors of such Party, materially and adversely affect the benefits of such Party or its shareholders intended under the Agreements. Any of the provisions of the Agreements may be modified at any time prior to or after the vote hereon (or thereon as the case may be) of shareholders of any Party, by agreement in writing approved by the Board of Directors of each Party thereto and executed in the same manner (but not necessarily by the same persons) as such Agreement so to be modified, provided that such modifications after the last vote of the shareholders of a Party hereon shall not, in the judgment of the Board of Directors of such Party, materially and adversely affect the benefits of such Party or its shareholders intended under the Agreements.

(3) Delegation. To the extent permitted by law, the powers of the Board of Directors of each Party under and with respect to this Agreement may be delegated by such Board of Directors (which, whenever referred to herein shall be understood to include the Executive Committee of such Board, if any) to any officer or officers of such Party, and any notices, consents or other action referred to in this Agreement to be given or taken by any Party may be given or taken on its behalf by any officer so authorized.

(4) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but such counterparts taken together shall constitute one and the same instrument.

Attest:                       Lebanon Citizens National Bank
                              ("Bank")


                              By:______________________________
                              Its:_____________________________

                              LCNB Corp.
                              ("Holding Company")


                              By:______________________________
                              Its:_____________________________


The LC Interim National Bank hereby agrees to and assumes all the obligations and agreements contained herein which were agreed to and assumed on its behalf by ____________ ______________.

                       The LC Interim National Bank ("New Bank")

                       By:____________________________________

                       Date:__________________________________

                          APPENDIX A-1 TO
                          PROXY STATEMENT

                        AGREEMENT OF MERGER

THIS AGREEMENT OF MERGER, dated as of __________, 1999, by and among LC INTERIM NATIONAL BANK ("LC"), LEBANON CITIZENS NATIONAL BANK
("Bank"), and LCNB Corp. ("Parent"), an Ohio corporation;

                        W I T N E S S E T H:

WHEREAS, the Bank is a banking association organized under the laws of the United States, being located at 2 North Broadway, Lebanon, County of Warren, in the State of Ohio, with a capital of $10,560,000, divided into 176,000 shares of Common Stock, each of $60 par value, surplus of $__________, and retained earnings of $_________ as of December 31, 1998;

WHEREAS, LC is a banking association in organization under the laws of the United States, to be located at 2 North Broadway, County of Warren, in the State of Ohio, with a capital of $___________, divided into ________ shares of common stock, each of $_____ par value, surplus of $________, with no retained earnings as of December 31, 1998;

WHEREAS, Bank is authorized to have outstanding 176,000 shares of Common Stock, of which, as of the date hereof, 176,000 shares are issued and outstanding; and

WHEREAS, LC is authorized to have outstanding ______ shares of Common Stock, of which ______ shares are presently subscribed ("Bank Common"); and

WHEREAS, Parent, an Ohio corporation and principal subscriber to the shares of LC, has agreed to make available to LC at the Closing that number of shares of its Common Stock without par value of Parent ("Parent Common") necessary to consummate the merger contemplated hereby; and

WHEREAS, the Directors of Bank and LC (such corporations being hereinafter sometimes called the "Constituent Corporations") deem it advisable for the mutual benefit of the Constituent Corporations, their respective shareholders and others that Bank be merged into LC upon the terms and conditions hereinafter set forth, and such Directors have approved this Agreement of Merger;

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained and in accordance with the laws of the United States, Bank and LC hereby agree that, subject to the terms and conditions hereinafter set forth, Bank shall be merged into LC and that the terms and conditions of such merger, including the mode of carrying the same into effect and the manner and basis of making distribution to the shareholders of the Constituent Corporations, shall be as follows:

                            ARTICLE I

1.1  Upon the Closing on the Closing Date, as defined in Article IV,
Section 4.1 below, Bank shall be merged into LC which shall be the surviving corporation and shall continue to be governed by the applicable federal laws. LC, as such surviving corporation, is hereinafter sometimes referred to as the "Receiving Association."

                            ARTICLE II

2.1 Effective as of the time that this merger shall become effective, as specified in the merger approval to be issued by the Comptroller of the Currency, the Articles of Association of LC, amended as hereinafter provided and attached hereto as Schedule 1, shall be the Articles of Association of the Receiving Association until the same shall thereafter be further amended in accordance with law. Upon the Closing, Article FIRST of the Articles of Association of LC shall be deemed amended to change the name of LC to "LEBANON CITIZENS NATIONAL BANK." The Receiving Association reserves the right to further amend, alter, change or repeal after such merger any provision contained in its Articles of Association, and all rights conferred in this Agreement of Merger are subject to such reserved power.

2.2 The Board of Directors of the Receiving Association shall consist of ten (10) persons until such time after the Closing as such number may be changed in accordance with the Regulations of the Receiving Association. The names and addresses of the first Directors of the Receiving Association (each of whom shall serve until the next annual meeting of shareholders and until his successor is elected, or until his earlier resignation, removal from office or death) at the time of the Closing are:

           DIRECTOR                         ADDRESS

           M. Russell Horn               P.O. Box 59
                                         Lebanon, Ohio 45036

           Sam Kaufman                   P.O. Box 59
                                         Lebanon, Ohio 45036

           William H. Kaufman            P.O. Box 59
                                         Lebanon, Ohio 45036

           George L. Leasure             P.O. Box 59
                                         Lebanon, Ohio 45036

           James B. Miller               P.O. Box 59
                                         Lebanon, Ohio 45036

           Corwin M. Nixon               P.O. Box 59
                                         Lebanon, Ohio 45036

           Kathleen Porter Stolle        P.O. Box 59
                                         Lebanon, Ohio 45036

           Howard E. Wilson              P.O. Box 59
                                         Lebanon, Ohio 45036

           Stephen P. Wilson             P.O. Box 59
                                         Lebanon, Ohio 45036

           Marvin E. Young               P.O. Box 59
                                         Lebanon, Ohio 45036

If upon the Closing or thereafter there exists a vacancy in the Board of Directors of the Surviving Corporation, such vacancy may be filled by the remaining members of the Board of Directors in the manner provided by law and the regulations of the Receiving
Association.

2.3 The officers of Bank immediately prior to the Closing shall be the officers of the Receiving Association and shall hold office, subject to the regulations of the Receiving Association, at the pleasure of the Board of Directors.

2.4 The business of the Receiving Association shall be that of a national banking association and shall be conducted at its main office, to be located at 2 North Broadway, Lebanon, Warren County, Ohio, and its legally established branches.

2.5 Upon the Closing, the effect of the merger shall be as provided by the applicable provisions of federal law. Without limiting the foregoing, and subject thereto, upon the Closing, the existence of Bank shall cease as a separate entity but shall continue in the Receiving Association, subject to the rights of creditors which shall be preserved unimpaired; the Receiving Association shall have, without further act or deed, all property, rights, powers, duties and obligations of each of the Constituent Corporations and trusts and to the duties and liabilities connected therewith, and shall perform every such trust or relation in the same manner as if it had itself originally assumed the trust or relation and the obligation and liabilities connected therewith within the limits of the charter of the Receiving Association.

                             ARTICLE III

The terms of the merger, the mode of carrying the same into effect and the manner and basis of making distribution to the shareholders of the Constituent Corporations shall be as follows:

3.1 Forthwith upon the Closing, each share of Bank Common outstanding immediately prior to the Closing (excluding shares held by those shareholders of Bank who have perfected their rights as dissenting shareholders) shall be converted into and become ten (10) shares of Parent Common. The number of authorized shares of common stock, $____ par value per share, of LC will, by virtue of the merger, be _____ upon consummation of the merger, all of which will be issued and outstanding and all of which will be canceled as a result of the merger.

3.2 The amount of capital stock of LC shall be $________, divided into ____ shares of common stock, each of $________ par value, and at the time the merger shall become effective, the association shall have a surplus of $_______, and undivided profits, including capital reserves, which when combined with the capital and surplus will be equal to the combined capital structures of Bank and of LC, as stated in the preamble of this agreement, adjusted however, for normal earnings and expenses (and if applicable, purchase accounting adjustments) between ___________, 19____, and the effective time of the merger.

3.3 The shares of Parent Common into which shares of Bank Common are converted pursuant to the provisions of Section 3.1 above shall be the shares furnished for such purpose by Parent as referred to in the third recital clause at the beginning of this Agreement.

3.4 From and after the Closing each holder of a certificate or certificates theretofore representing shares of Bank Common shall surrender such certificate or certificates to Bank, and shall receive in exchange therefor a certificate or certificates representing the number of shares of Parent Common into and for which the shares of Bank Common theretofore represented by such surrendered certificate or certificates have been converted pursuant to the provisions of Section 3.1 above.

3.5 Until surrendered pursuant to the provisions of Section 3.4 above, each certificate or certificates theretofore representing shares of Bank Common shall be deemed for all purposes (other than for the payment of dividends or other distributions, if any, to the shareholders of Parent) to represent the number of shares of Parent into and for which the shares of Bank Common thereto represented thereby shall have been converted pursuant to the provisions of
Section 3.1 above.

3.6 No dividends or other distributions, if any, payable to the holders of shares of Parent Common shall be paid to the holders of a certificate or certificates theretofore representing shares of Bank Common; provided however, that upon the surrender and exchange of such certificate or certificates theretofore representing shares of Bank Common pursuant to the provisions of Section 3.4 above, there shall then be paid to the record holders of a certificate or certificates for shares of Parent Common issued in exchange therefor, the amount, without interest thereon, of all dividends and other distributions, if any, declared with respect to shares of Parent Common to holders of record of shares of Parent Common as of any record date after the Closing and prior to or coincident with the date of such surrender and exchange, with respect to the number of shares of Parent Common represented thereby.

3.7 Upon the merger becoming effective in accordance with the terms of Article IV hereof, Parent shall repurchase all shares of Parent Common originally issued to the Incorporator of Parent to facilitate Parent's organization. Such purchase shall be in an amount equal to the amount expended by such person to originally purchase such shares.

                         ARTICLE IV

4.1 The merger shall become effective, and the "Closing" shall occur, as of the close of business on the date (the "Closing Date") when the Merger is approved in final form by the Comptroller of the Currency (together with the issuance of all requisite certificates).

                            ARTICLE V

5.1 If the Plan and Agreement of Merger among Parent, Bank and LC, dated as of ______________, is terminated in accordance with the terms thereof, then this Agreement of Merger shall simultaneously terminate without further action by the Constituent Corporations. In the event of such termination, the Board of Directors of each of the Constituent Corporations shall direct its officers not to file this Agreement of Merger as provided above, notwithstanding favorable action on this Agreement of Merger by the shareholders of the respective Constituent Corporations.

                             ARTICLE VI

6.1 This Agreement of Merger may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute one and the same instrument.

6.2 Any of the provisions of this Agreement of Merger may be waived at any time by the party which is, or the shareholders of which are, entitled to the benefit thereof upon the authority of the Board of Directors of such party, provided that as to such waiver after the last vote of the shareholders of such party hereon such waiver shall not, in the judgment of the Board of Directors of such party, affect materially and adversely the benefits of such party or its shareholders intended under this Agreement of Merger. Any of the provisions of this Agreement of Merger may be modified at any time prior to or after the vote hereon of shareholders of any party, by agreement in writing approved by the Board of Directors of each party and executed in the same manner (but not necessarily by the same persons) as this Agreement of Merger, provided that such modification after the last vote of the shareholders of a party hereon shall not, in the judgment of the Board of Directors of such party, affect materially and adversely the benefits of such party or its shareholders intended under this Agreement of Merger.


IN WITNESS WHEREOF, Lebanon Citizens National Bank; The LC Interim National Bank and LCNB Corp. have caused their respective corporate seals to be hereunto affixed and these presents to be signed by their respective officers thereunto duly authorized, all as of the day and year aforesaid.

                               LEBANON CITIZENS NATIONAL BANK
Attest:                        ("Bank")


                               _________________________________
                               Name: __________________________
                               Its: ___________________________

                               LC INTERIM NATIONAL BANK
Attest:                        ("LC")


                               _________________________________
                               Name: __________________________
                               Its: ___________________________



                               LCNB CORP.
Attest:                        ("Parent")


                               _________________________________
                               Name: __________________________
                               Its: ___________________________

                        APPENDIX A-2 TO
                        PROXY STATEMENT

                       ARTICLES OF INCORPORATION
                                OF
                            LCNB CORP.

The undersigned, desiring to form a corporation for profit, under the General Corporation Law of Ohio, does hereby certify:

FIRST: The name of this Corporation shall be LCNB Corp.

SECOND: The place in Ohio where its principal office is to be located is Lebanon, County of Warren.

THIRD: The purpose for which the Corporation is formed is to engage in any lawful act or activity for which corporations may be formed under Chapter 1701 of the Ohio Revised Code.

FOURTH: The maximum number of shares which the Corporation is authorized to have outstanding is Eight Hundred Fifty (850) shares, all of which shall be designated Common Stock and shall be without par value.

FIFTH: The number of Directors of the Corporation shall be fixed from time to time in accordance with the Corporation's Regulations and may be increased or decreased as therein provided. The Board of Directors shall be divided into three classes, as nearly equal in number as the then total number of Directors constituting the whole Board permits, it not being required that each class have the same number of members if such is mathematically impossible with the term of office of one class expiring each year. At the organizational meeting of shareholders, Directors of the first class shall be elected to hold office for a term expiring at the next succeeding Annual Meeting; Directors of the second class shall be selected to hold office for a term expiring at the second succeeding Annual Meeting and Directors of the third class shall be selected to hold office for a term expiring at the third succeeding Annual Meeting. Thereafter, at each Annual Meeting of shareholders, the successors to the class of Directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding Annual Meeting after such election. In the event of any increase in the number of Directors of the Corporation, the additional Directors shall be so classified that all classes of Directors shall be increased equally as nearly as may be possible. In the event of any decrease in the number of Directors of the Corporation, all classes of Directors shall be decreased equally as nearly as possible.

SIXTH: (A) Except as otherwise provided in Clause (B) of this Article SIXTH:

(i) any merger or consolidation of the Corporation with or into any other corporation;

(ii) any sale, lease, exchange or other disposition of all or any substantial part of the assets of the Corporation to or with any other corporation, person or other entity;

(iii) the issuance or transfer of any securities of the Corporation to any other corporation, person or other entity in exchange for assets or securities or a combination thereof (except assets or securities or a combination thereof so acquired in a single transaction or a series of related transactions having an aggregate fair market value of less than $250,000), or

(iv) the issuance or transfer of any securities of the Corporation by the Corporation to any other corporation, person or other entity for cash;

shall require the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of capital stock of the Corporation which are not beneficially owned by such other corporation, person or other entity if, as of the record date for the determination of shareholders entitled to notice thereof and to vote thereon, such other corporation, person or entity is the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, considered for the
purposes of this Article SIXTH as one class.    Such affirmative
vote shall be required notwithstanding the fact that no vote may be required, or that some lesser percentage may be specified, by law or in any agreement with any national securities exchange.

(B) The provisions of this Article SIXTH shall not apply to any transaction described in clauses (i), (ii), (iii) or (iv) of Clause
(A) of this Article SIXTH, (i) with another corporation if a majority, by vote, of the outstanding shares of all classes of capital stock of such other corporation entitled to vote generally in the election of Directors, considered for this purpose as one class, is owned of record or beneficially by the Corporation and/or its subsidiaries; (ii) with another corporation, person or other entity if the Board of Directors of the Corporation shall by resolution have approved a memorandum of understanding with such other corporation, person or other entity with respect to and substantially consistent with such transaction prior to the time such other corporation, person or other entity became the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors; or (iii) approved by resolution adopted by the affirmative vote of at least a majority of the members of the whole Board of Directors of the Corporation at any time prior to the consummation thereof.

(C) For the purposes of this Article SIXTH, a corporation, person or other entity shall be deemed to be the beneficial owner of any shares of capital stock of the corporation (i) which it has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise; or (ii) which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause (i) above), by any other corporation, person or other entity with which it or its "affiliate" or "associate" (as defined below) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of capital stock of the Corporation, or which is its "affiliate" or "associate" as those terms were defined in Rule 12b-2 of the general rules and regulations under the Securities Exchange Act of 1934. For the purposes of this Article SIXTH, the outstanding shares of any class of capital stock of the Corporation shall include shares deemed owned through the application of clauses
(i) and (ii) of this Clause (C) but shall not include any other shares which may be issuable pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise.

(D) The Board of Directors of the Corporation shall have the power and duty to determine for the purposes of this Article SIXTH, on the basis of information then known to it, whether (i) any other corporation, person or other entity beneficially owns, directly or indirectly, 10% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, or is an "affiliate" or an "associate" (as defined above) of another, (ii) any proposed sale, lease, exchange or other disposition of part of the assets of the Corporation involves a substantial part of the assets of the Corporation, (iii) assets or securities, or a combination thereof, to be acquired in exchange for securities of the Corporation, have an aggregate fair market value of less than $250,000 and whether the same are proposed to be acquired in a single transaction or a series of related transactions, and (iv) the memorandum of understanding referred to above is substantially consistent with the transaction to which it relates. Any such determination by the Board shall be conclusive and binding for all purposes of this Article SIXTH.

SEVENTH: The Board of Directors of the Corporation, when evaluating any offer of another party to (i) purchase or exchange any securities or property for any outstanding equity securities of the Corporation, (ii) merge or consolidate the Corporation with another corporation, or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its shareholders, give due consideration not only to the price or other consideration being offered but also to all other relevant factors, including without limitation the financial and managerial resources and future prospects of the other party; the possible effects on the business of the Corporation and its subsidiaries and on the depositors, employees, and other constituents of the Corporation and its subsidiaries; and the possible effects on the communities and the public interest which the Corporation and its subsidiaries serve. In evaluating any such offer, the Board of Directors shall be deemed to be performing their duly authorized duties and acting in good faith and in the best interests of the Corporation within the meaning of Section 1701.13 of the Ohio Revised Code, as it may be amended from time to time, and the Corporation's Regulations.

EIGHTH: When authorized by the affirmative vote of a majority of the Board of Directors, without the action or approval of the shareholders of this Corporation, this Corporation may redeem, purchase, or contract to purchase, at any time and from time to time, shares of any class issued by this Corporation for such prices and upon and subject to such terms and conditions as the Board of Directors may determine.

NINTH: The statutes of Ohio require that action on certain specified matters at a shareholders' meeting shall be taken by the affirmative vote of the holders of more than a majority of shares entitled to vote thereon, unless other provision is made in the Articles of Incorporation. On all these specified matters, action may be taken by the affirmative vote of a two-thirds majority of shares entitled to vote thereon or, if the vote is required to be by classes, by the affirmative vote of a two-thirds majority of each class of shares entitled to vote thereon as a class, except that any amendment, alteration, addition to or repeal of Article FIFTH, SIXTH or this Article NINTH and of any of the matters specified above in Article SIXTH as requiring a vote other than the affirmative vote of the holders of a two-thirds majority of the shares entitled to vote thereon, may only be taken by the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of capital stock of the Company entitled to vote thereon, considered for the purposes of this Article as one class.


IN WITNESS WHEREOF, the Incorporator has hereunto subscribed his name this _______ day of ________________, 1998.


                                    ___________________________
                                    Dorothy Kim Corbett

                         APPENDIX A-3 TO
                         PROXY STATEMENT

                         REGULATIONS
                             OF
                        LCNB CORP.


                           ARTICLE I
                             SEAL

The Board of Directors may from time to time adopt such seal or seals, if any, as they deem appropriate for the use of the Corporation in transacting its business.


                           ARTICLE II
                          SHAREHOLDERS

(a) Annual Meeting. The annual meeting of the shareholders shall be held at the principal office of the Corporation, or at such other place either within or without the State of Ohio as may be specified in the notice required under paragraph (c) of this Article on a date between the fourth Tuesday in January and the fourth Tuesday in April of each year, at which time there shall be elected Directors to serve until the end of the term to which they are elected and until their successors are elected and qualified. Any other business may be transacted at the annual meeting without specific notice of such business being given, except such business as may require specific notice by law.

(b) Special Meetings. Special meetings of the shareholders may be called and held within or without the State of Ohio, as provided by law.

(c) Notice. Notice of each annual or special meeting of the shareholders shall be given in writing either by the President, any Vice President, the Secretary, or any Assistant Secretary, not less than ten (10) days before the meeting. Any shareholder may, at any time, waive any notice required to be given under these Regulations.

(d) Quorum. The shareholders present in person or by proxy at any meeting shall constitute a quorum unless a larger proportion is required to take the action stated in the notice of the meeting, in which case, to constitute a quorum, there shall be present in person or by proxy the holders of record of shares entitling them to exercise the voting power required by the Articles of Incorporation of the Corporation or applicable law to take the action stated.

(e) Order of Business. At all shareholders' meetings the order of business shall be as follows unless changed by a majority vote:

1.  Reading of minutes of previous meeting and acting thereon;

2.  Reports of Directors and Committees;

3.  Financial report or statement;

4.  Reports from Chairman, President or other officers;

5.  Unfinished business;

6.  Election of Directors;

7.  New or miscellaneous business;

8.  Adjournment.

(f) Organization. The Chairman of the Board shall preside at all meetings of the shareholders, but in his absence the President shall preside, and in his absence the shareholders shall elect another officer or a shareholder to so preside. The Secretary of the Corporation shall act as Secretary of all meetings of the shareholders, but in the absence of the Secretary at any meeting of the shareholders, the presiding officer may appoint any person to act as Secretary of the meeting.


                        ARTICLE III
                         DIRECTORS

(a) Number. The Board of Directors shall be composed of not less than five (5) nor more than fifteen (15) persons, as shall be fixed by the shareholders in accordance with applicable law, who shall be elected in accordance with the provisions of the Articles of Incorporation by action of the shareholders. Any Director's office created by the Directors by reason of an increase in their number may be filled by action of a majority of the Directors then in office.

(b) Changes. The number of Directors fixed in accordance with the immediately preceding paragraph may also be increased or decreased by the Directors at a meeting or by action in writing without a meeting, and the number of Directors as so changed shall be the number of Directors until further changed in accordance with this Section; provided, that no such decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director; and provided, further, that the number of Directors shall not be increased by the Directors to more than three Directors beyond the number of Directors as fixed at the most recently held meeting of shareholders called for the purpose of electing Directors.

(c) Nominations. Nominations for the election of Directors may be made by the Board of Directors or a proxy committee appointed by the Board of Directors or by any shareholder entitled to vote in the
election of Directors generally.   However, any shareholder entitled
to vote in the election of Directors generally may nominate one or more persons for election as Directors at a meeting only if written notice of such shareholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation not later than (1) with respect to an election to be held at an annual meeting of shareholders, 45 days in advance of the corresponding date for the date of the preceding year's annual meeting of shareholders, and (2) with respect to an election to be held at a special meeting of shareholders for the election of Directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;
(c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; and (d) the consent of each nominee to serve as a Director of the Corporation if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

(d) Age Limitation. No person shall be eligible to stand as a candidate for election as a member of the Board of Directors who has passed his or her 75th birthday. The foregoing age limitation shall not apply to persons who are members of the Board of Directors as of the date of adoption of these Regulations.

(e) Vacancies. Vacancies in the Board of Directors shall be filled as provided by the laws of the State of Ohio then in effect.

(f) Time of Meeting. The Board of Directors shall meet at the principal office of the Corporation, at least annually, immediately following the annual meeting of the shareholders, but the Directors shall have the authority to change the time and place of such meeting by the adoption of By-Laws or by resolution.

(g) Call and Notice. Meetings of the Board of Directors other than the annual meeting may be called at any time by the Chairman of the Board and shall be called by the Chairman upon the request of two members of the Board. Such meetings may be held at any place within or without the State of Ohio. Notice of the annual meeting need not be given and each director shall take notice thereof, but this provision shall not be held to prevent the giving of notice in such manner as the Board may determine. The Board shall decide what notice shall be given and the length of time prior to the meetings that such notice shall be given of all other meetings. Any meeting at which all of the directors are present shall be a valid meeting whether notice thereof was given or not and any business may be transacted at such a meeting.

(h) Presence Through Communications Equipment. Meetings of the Board of Directors, and meetings of any Committee thereof, may be held through any communications equipment if all persons participating can hear each other, and participation in a meeting pursuant to this subparagraph (h) shall constitute presence at such a meeting.

(i) By Laws. The Board of Directors may adopt By Laws for their own government and that of the Corporation provided such By Laws are not inconsistent with the Articles of Incorporation or these Regulations.


                           ARTICLE IV
                           COMMITTEES

The Board of Directors may, by resolution, designate not less than three (3) of its number to serve on an Executive Committee or such other committee or committees as the Board may from time to time constitute. The Board of Directors may delegate to any such Executive Committee any of the authority of the Directors, however conferred, other than that of filling vacancies among the Directors or in any committee of the Directors and to incur debts, excepting for current expenses, unless specifically authorized. The specific duties and authority of any such committee or committees shall be stated in the resolution constituting the same.


                            ARTICLE V
                             OFFICERS

(a) Number. The officers of the Corporation shall be a Chairman of the Board, a President, one or more Vice Presidents, a Secretary and a Treasurer. Any two or more of the offices may be held by the same persons, but no officer shall execute, acknowledge, or verify any instrument in more than one capacity if such instrument is required to be executed, acknowledged or verified by two or more officers.

(b) Other Officers. The Board of Directors is authorized in its discretion to establish the office of Executive Vice President, and shall have the further power to provide for such other officers, assistant officers and agents as it shall deem necessary from time to time and may dispense with any of said offices and agencies at any time.

(c) Election, Term and Removal. At the first meeting of the Board of Directors after the annual meeting of shareholders, the Board shall select one of its members by a majority vote to be Chairman of the Board and shall select one of its members by a majority vote to be President of the Corporation. It shall also select all other officers of the Corporation by a majority vote, but none of such other officers shall be required to be members of the Board, except the Chairman of the Board and President. All officers of the Corporation shall hold office for one year and until their successors are elected and qualified.

(d) Vacancies and Absence. If any office shall become vacant by reason of the death, resignation, disqualification, or removal of the incumbent thereof, or other cause, the Board of Directors may elect a successor to hold office for the unexpired term in respect to which such vacancy occurred or was created. In case of the absence of any officer of the Corporation or for any reason that the Board of Directors may determine as sufficient, the said Board may delegate the powers and duties of such officer to any other officer or to any director, except where otherwise provided by these Regulations or by statute, for the time being.


                            ARTICLE VI
                        DUTIES OF OFFICERS

(a) Chairman of the Board. The Chairman of the Board of Directors shall preside at all meetings of the Board and of the shareholders, appoint all special or other committees unless otherwise ordered by the Board, confer with and advise all other officers of the Corporation, and perform such other duties as may be delegated to him from time to time by the Board.

(b) President. The President shall be the Chief Executive Officer and active head of the Corporation, and in the recesses of the Board of Directors and the Executive Committee, if the Board establishes such a committee, shall have general control and management of all its business and affairs. He shall make such recommendations to the Board of Directors, or any committees thereof, as he thinks proper, and he shall bring before said Board such information as may be required touching the business and property of the Corporation. He shall perform generally all the duties incident to the office of President, as required or authorized by law and such as are usually vested in the President of a similar corporation.

(c) Vice Presidents. The Vice Presidents, including the Executive Vice President, if the Board establishes such office, shall perform such duties as may be delegated to them by the Board of Directors, or assigned to them from time to time by the Board of Directors or the President. The Executive Vice President, if the Board establishes such office, or the Vice President, or in the event there shall be more than one Vice President, such Vice President as may be designated by the Board, shall perform the duties and have the powers of the President in case of the absence of the latter from his office, and during such absence such Vice President shall be authorized to exercise all the functions of the President and shall sign all papers and perform all duties as acting President.

(d) Secretary. The Secretary shall keep a record of all proceedings of the Board of Directors, and of all meetings of shareholders, and shall perform such other duties as may be assigned to him by the Board of Directors or the President.

(e) Treasurer. The Treasurer shall have charge of the funds and accounts of the Corporation and shall keep proper books of account showing all receipts, expenditures and disbursements of the Corporation, with vouchers in support thereof. The Treasurer shall also from time to time, as required, make reports and statements to the Directors as to the financial condition of the Corporation, and submit detailed statements of receipts and disbursements; he shall perform such other duties as shall be assigned to him from time to time by the Board of Directors or the President.

(f) Bonds of Officers. The Board of Directors shall determine which officers, if any, of the Corporation shall give bond, and the terms and amount thereof, the expense to be paid by the Corporation.


                            ARTICLE VII
                         INDEMNIFICATION

The Corporation shall indemnify each director and each officer of the Corporation, and each person employed by the Corporation who serves at the written request of the Chairman or President of the Corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust or other enterprise, to the full extent permitted by Ohio law. The term "officer" as used in this
Article VII shall include the Chairman of the Board, the President, each Vice President, the Treasurer, the Secretary, the Controller, the Auditor, the Counsel and any other person who is specifically designated as an "officer" within the operation of this Article VII by action of the Board of Directors. The Corporation may indemnify assistant officers, employees and others by action of the Board of Directors to the extent permitted by Ohio law.


                            ARTICLE VIII
                                STOCK

(a) Certificates of Stock. Each shareholder of this Corporation whose stock has been fully paid for shall be entitled to a certificate or certificates, showing the number of shares registered in his or her name on the books of the Corporation. Each certificate shall be signed by the Chairman of the Board or the President or any Vice President and by the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer. A full record of each certificate, as issued, shall be entered on the stub thereof.

(b) Transfers of Stock. Shares shall be transferable on the books of the Corporation by the holders thereof in person or by a duly authorized attorney upon surrender of the Certificates therefor with duly executed assignment endorsed thereon or attached thereto. Evidence of authority to endorse any certificate and to request its transfer shall be produced to the Corporation. In case of transfer by executors, administrators, guardians or other legal representatives or fiduciaries, appropriate legal evidence of their authority to act shall be produced and may be required to be filed with the Corporation. No transfer shall be made until the stock certificate in question and such evidence of authority are delivered to the Corporation.

(c)  Transfer Agents and Registrars.   The Board of Directors may
appoint an agent or agents to keep the records of the shares of the Corporation, or to transfer or to register shares, or both, in Ohio or any other state and shall define the duties and liabilities of any such agent or agents.

(d) Lost, Destroyed or Mutilated Certificates. If any certificate of stock in this Corporation becomes worn, defaced or mutilated, the Directors, upon production and surrender thereof, may order the same cancelled, and may issue a new certificate in lieu of the same. If any certificate of stock be lost or destroyed, a new certificate may be issued upon such terms and under such regulations as may be adopted by the Board of Directors.

                           ARTICLE IX
                           AMENDMENTS

These Regulations, or any of them, may be altered, amended, added to or repealed as provided by law and the Articles of Incorporation of the Corporation.

                            APPENDIX B TO
                            PROXY STATEMENT


                   OHIO REVISED CODE SECTION 1115.19
                        [Dissenting shareholders]

Unless the articles of incorporation of the state bank otherwise provide, any shareholder of a state bank that has been consolidated or merged with, or whose assets have been transferred to, another state bank or a national bank, savings bank, or a savings organization, who did not vote in favor of the consolidation, merger, or transfer, shall be paid the fair cash value as of the day before the vote was taken authorizing the action, of the shares held, excluding from any such fair cash value any appreciation or depreciation in consequence of the consolidation, merger, or transfer which entitled the shareholder to this relief. Section 1701.85 of the Revised Code shall govern with respect to all rights of such shareholder and any limitations on those rights. Any shareholder who does not object and demand in writing the payment of the fair cash value of the shares in the manner and at the time provided in Section 1701.85 of the Revised Code shall be bound by the vote of the board of directors or the assenting shareholders of the state bank.


              OHIO REVISED CODE SECTION 1701.85
  [Relief to dissenting shareholder of domestic corporation.]

Sec. 1701.85(A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on such proposal was taken at the meeting of the shareholders, the shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, stating his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

(3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 [1701.80.1] of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors
of that corporation.   Within twenty days after he has been sent the
notice provided in section 1701.80 or 1701.801 [1701.80.1] of the Revised Code, the shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

(4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new corporation, whether served before, on, or after the effective date of the merger or consolidation.

(5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, he, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested, in order that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to
the shareholder.   Failure on the part of the shareholder to deliver
such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to him within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. Such request by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B) Unless the corporation and the dissenting shareholder shall have come to an agreement on the fair cash value per share of the shares as to which he seeks relief, the shareholder or the corporation, which in case of a merger or consolidation may be the surviving or the new corporation, within three months after the service of the demand by the shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation which issued such shares is located, or was located at the time when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within the period of three months, may join as plaintiffs, or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such complaint is required. Upon the filing of the complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint, and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share, and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding, and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505 of the Revised Code. If during the pendency of any proceeding instituted under this section a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares as agreed upon by the parties or as fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved,
whichever occurs last.   Upon the occurrence of the last such event,
payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which such payment is made.

(C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to that on which the vote by the shareholders was taken, and, in the case of a merger pursuant to section 1701.80 or 1701.801 [1701.80.1] of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller, under no compulsion to sell, would be willing to accept, and that a willing buyer, under no compulsion to purchase, would be willing to pay, but in no event shall the fair cash value exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

(D) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if:

(1) Such shareholder has not complied with this section, unless the corporation by its directors waives such failure;

 (2) The corporation abandons, or is finally enjoined or prevented from carrying out, or the shareholders rescind their adoption, of the action involved;

(3) The shareholder withdraws his demand, with the consent of the corporation by its directors;

(4) The corporation and the dissenting shareholder shall not have come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation shall have filed or joined in a complaint under division (B) of this section within the period provided.

(E) From the time of giving the demand, until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class, or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated otherwise than by the purchase of shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

                             PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

The Holding Company's Code of Regulations provides that the Holding Company shall indemnify to the full extent permitted by law any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, trustee, or employee of the Holding Company or of another corporation if serving at the request of the Holding Company. Indemnification of agents of the Holding Company is permitted at the discretion of the Board of Directors.

In general, Ohio law provides that a corporation may indemnify such persons against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with such suits, actions or proceedings if the person seeking indemnification acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, that in the case of an action by or in the name of the claim or issue as to which such person has been adjudged to be liable to negligence or misconduct unless and to the extent that the court in which the action was brought holds that indemnification is warranted.

The Holding Company's Code of Regulations, as permitted by Ohio law, also provides that the Holding Company may purchase and maintain insurance on behalf of any of the persons which it may indemnify, as described, above against such types of liability.

Item 21.  Exhibits and Financial Statement Schedules.

(a) The following exhibits are included as part of this Registration
Statement:

Exhibit No.               Description
2            Plan and Agreement of Merger, including
             Agreement of Merger

3.1          Articles of Incorporation of LCNB Corp.

3.2          Code of Regulations of LCNB Corp.

5, 23.2      Opinion and Consent of Messrs. Dinsmore & Shohl

21           Subsidiary of the Registrant

23.1         Opinion of J.D. Cloud & Co. LLP

25*          Power of Attorney

99           Form of Proxy

--------------
* Contained on the signature page to this Registration Statement on Form S-4.


Item 22.  Undertakings.

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus, which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(4) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                          SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Lebanon, State of Ohio on this 21st day of January, 1999.

                              LCNB CORP.



                              By: /s/ Stephen P. Wilson
                                  Stephen P. Wilson, President


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, in the capacities indicated and on the dates indicated.

Each person whose signature appears below hereby appoints Stephen P. Wilson to be his attorney-in-fact, for him or her in his or her name, place and stead, in any capacity, to sign any and all amendments relating to this Registration Statement, and to file the same with the Securities and Exchange Commission.

Principal Executive Officer:               Date:


/s/ Stephen P. Wilson                      January 21, 1999

Principal Financial Officer:


/s/ Steve P. Foster                        January 21, 1999

Principal Accounting Officer:


/s/ Donald E. Williams                     January 21, 1999

Directors:                                 Date:


/s/ M. Russell Horn                        January 21, 1999
M. Russell Horn

/s/ Sam Kaufman                            January 21, 1999
Sam Kaufman

/s/ William H. Kaufman                     January 21, 1999
William H. Kaufman

/s/ George L. Leasure                      January 21, 1999
George L. Leasure

/s/ James B. Miller                        January 21, 1999
James B. Miller

/s/ Corwin M. Nixon                        January 21, 1999
Corwin M. Nixon

/s/ Kathleen Porter Stolle                  January 21, 1999
Kathleen Porter Stolle

/s/ Howard E. Wilson                        January 21, 1999
Howard E. Wilson

/s/ Stephen P. Wilson                       January 21, 1999
Stephen P. Wilson

/s/ Marvin E. Young                         January 21, 1999
Marvin E. Young

                           EXHIBIT INDEX

                                                 Page in
                                                 Sequential
                                                 Numbering
Exhibit No.   Description                        System

2             Plan and Agreement of Merger,
              including Agreement of Merger*

3.1           Articles of Incorporation of
              LCNB Corp.**

3.2           Code of Regulations of LCNB
              Corp.***

5, 23.2       Opinion and Consent of Messrs.
              Dinsmore & Shohl LLP

21            Subsidiary of the Registrant

23.1          Consent of Messrs. J.D. Cloud & Co. LLP

25            Power of Attorney****

99            Form of Proxy

* Contained as Appendices A and A-1 to Proxy Statement/Prospectus
** Contained as Appendix A-2 to Proxy Statement/Prospectus
*** Contained as Appendix A-3 to Proxy Statement/Prospectus
**** Contained in the Signature Pages to the Registration Statement